UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2005

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa Incorporated
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-

On April 29, 2005 the registrant filed a report with the Superintendencia de Valores y Seguros de Chile (Chilean Superintendent of Securities and Insurance) which included information of the registrant’s financial statements and results of its operations for the three month period ended on March 31, 2005. Attached is a free translation of the financial statements and results of operations from the original document in Spanish. The financial information included in this report was prepared according to the accounting principles generally accepted in Chile and does not include reconciliation to generally accepted accounting principles in the United States.

MASISA S.A.
(Free translation from the original in Spanish)

	As of March 31,
	2005	2004
CONSOLIDATED BALANCE SHEET	THUS$	THUS$

ASSETS
CURRENTS ASSETS
Cash and Banks	11,837	6,211
Time deposits	21,595	300
Marketable securities (net)	922	0
Accounts receivable (net)	67,843	67,433
Notes receivable (net)	8,377	8,221
Sundry debtors	8,793	6,175
Notes and accounts receivable from related companies	10,847	3,152
Inventories (net)	95,492	75,924
Recoverable taxes	12,274	10,195
Prepaid expenses	6,064	5,212
Deferred taxes	598	513
Other current assets	126	28,524

Total current assets	244,768	211,860

FIXED ASSETS
Land	66,592	66,029
Buildings and infrastructure	108,050	104,583
Machinery and equipment	495,836	489,177
Other fixed assets	184,784	167,057
Asset reappraisal	0	0
Less: depreciation	(219,916)	(193,759)

Total fixed assets	635,346	633,087

OTHER ASSETS
Investments in related companies	0	0
Investments in other companies	56	10
Goodwill	1,313	1,391
Negative goodwill	(1,729)	(1,829)
Long term receivable	4,346	1,182
Notes and accounts receivable from related companies	597	2,997
Deferred taxes	0	0
Intangible assets	0	0
Amortization (less)	0	0
Other Assets	8,873	8,315

Total other assets	13,456	12,066

TOTAL ASSETS	893,570	857,013

The accompanying Notes N° 1 to 28 form an integral part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	As of March 31,
CONSOLIDATED BALANCE SHEET	2005	2004
	THUS$	THUS$

LIABILITIES AND SHAREHOLDERS' EQUITY CURRENT LIABILITIES
Due to banks and financial institutions short/term	1,519	24,777
Short/term portion of long/term liabilities to banks and financial institutions	27,171	42,835
Short-term portion of long term Bonds	11,523	11,727
Other long/term liabilities due within one year	28	320
Dividends payable	166	199
Accounts payable	31,746	20,678
Notes payable	503	0
Sundry creditors	1,223	1,857
Notes and accounts payable to related companies	4,595	3,845
Provisions	6,615	5,224
Withholdings	5,458	2,536
Income tax	4,200	0
Unearned income	330	3
Deferred taxes	0	0
Other current payable	8	9

Total current liabilities	95,085	114,010

LONG-TERM LIABILITIES
Due to banks and financial institutions	70,085	71,441
Bonds Payable	120,447	123,377
Notes payable	0	0
Sundry creditors	25	44
Notes and accounts payable to related companies	0	0
Provisions	691	668
Deferred taxes	8,275	11,371
Other long term payable	19,111	12,125

Total long-term liabilities	218,634	219,076

Minority interest	74,687	65,221
SHAREHOLDERS' EQUITY
Paid/up capital stock	237,022	237,022
Capital revaluation reserve	0	0
Share premium account	0	0
Reserve on reappraisal of fixed asset	0	0
Other reserves	67,563	57,908
Accumulated deficit for development period (less)	0	0

Retained Earnings	200,579	163,776

Reserve future dividends	133,083	127,315
Accumulated profits	60,135	28,181
Accumulated losses (less)	0	0
Net income for the period	7,361	8,280
Interim dividends (less)	0	0

Total shareholders' equity	505,164	458,706

Total liabilities and shareholders' equity	893,570	857,013

The accompanying Notes N° 1 to 28 form an integral part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	For the three-month period
	Ended March 31,
	2005	2004
CONSOLIDATED STATEMENT OF INCOME	THUS$	THUS$

Sales	104,580	87,861
Cost of sales (less)	(76,392)	(65,460)
Gross margin	28,188	22,401
Selling and administrative expenses (less)	(12,515)	(10,767)

OPERATING RESULT	15,673	11,634

Financial Income	400	717
Income on investments in related companies	1	0
Other non operating income	669	266
Loss on investments in related companies (less)	0	(2)
Amortization of goodwill (less)	(21)	(28)
Financial expenses (less)	(3,927)	(4,248)
Other non/operating expenses (less)	(360)	(845)
Price/level restatement	0	0
Exchange Differences	(1,229)	2,378

NON /OPERATING RESULT	(4,467)	(1,762)

Result before income taxes and minority interest	11,206	9,872
Income taxes (less)	(3,439)	(1,742)
Consolidated Profit (Loss)	7,767	8,130
Minority interests	(431)	125
Amortization negative goodwill	25	25

NET INCOME	7,361	8,280

The accompanying Notes N° 1 to 28 form an integral part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	As of March 31,
CONSOLIDATED STATEMENT OF CASH FLOW	2005 THUS$	2004 THUS$

Cash flow from operating activities
Collection of accounts receivable	132,305	96,706
Interest income receivable	355	2,101
Dividends and other distributions received	0	0
Other income	4,617	3,935
Payments of suppliers and personnel (less)	(107,930)	(90,079)
Interest paid (less)	(1,116)	(2,014)
Income tax paid (less)	(1,129)	(1,020)
Other expenses paid (less)	(800)	(369)
V.A.T. and similar paid (less)	(2,974)	(2,353)

Net positive (negative) cash flow from operating activities	23,328	6,907

Cash flow from financing activities
Issuance of cash shares	0	0
Loans drawn	0	1,710
Bonds issued	0	0
Documented loans from related companies	0	0
Other loans from related companies	0	0
Other financing sources	0	2
Dividends paid (less)	(3,113)	(16,142)
Distribution of paid in capital (less)	0	0
Loans repaid (less)	0	0
Bonds paid (less)	0	0
Repayment of documented loans from related companies (less)	0	0
Repayment of other loan form related companies (less)	0	0
Stock issuance expense (less)	0	0
Other financing disbursements (less)	0	(14)

Net positive (negative) cash flow from financing activities	(3,113)	(14,444)

Cash flow from investment activities
Sales of fixed assets	1,093	0
Sales of permanent investments	0	0
Sales of other investments	0	0
Collection of documented loans to related companies	0	0
Collection of other loans to related companies	0	0
Other investment income	0	0
Acquisition of fixed assets (less)	(8,634)	(4,992)
Interest capitalized repaid (less)	(886)	(730)
Permanent investments (less)	0	0
Investments in securities (less)	0	0
Documented loans to related companies (less)	0	0
Other loans to related companies (less)	0	0
Other investment disbursements (less)	0	0

Net positive (negative) cash flow from investment activities	(8,427)	(5,722)

Net total positive (negative) cash flow of the period	11,788	(13,259)

Effect of inflation on cash and cash equivalents	0	0

Net change in cash and cash equivalents (less)	11,788	(13,259)

Initial balance of cash and cash equivalents	22,566	19,770

Final balance of cash and cash equivalents	34,354	6,511

The accompanying Notes N° 1 to 28 form an integral part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	For the three-month period
	ended March 31
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY	2005	2004
OPERATING ACTIVITIES	THUS$	THUS$

Net income (loss) for the period	7,361	8,280
Results on sales of assets:
(Profit) loss on sales of fixed assets	(487)	0
(Profit) on sales of investments	0	0
Loss on sales of investments	0	0
(Profit) loss on sales of other assets	0	0
Charges (credits) to income not affecting cash flow:
Depreciation for the period	7,251	6,757
Amortization of intangibles	0	87
Write/off and provisions	(58)	325
Income from investment in related companies (less)	(1)	0
Loss on investment in related companies	0	2
Amortization of goodwill	21	28
Amortization of negative goodwill (less)	(25)	(25)
Net price/level restatements	0	0
Net exchange difference	1,229	(2,378)
Other credit to income not affecting cash flow (less)	0	(70)
Other changes to income not affecting cash flow	1,295	1,067
Changes in assets, affecting cash flow:
Decrease (increase) in accounts receivable	5,713	(10,463)
Decrease (increase) in inventories	(4,519)	1,792
Decrease (increase) in other assets	84	(879)
Changes in liabilities, affecting cash flow:
Increase (decrease) in accounts payable related to operating income	4,199	(1,892)
Increase (decrease) in interest payable	1,359	1,208
Net Increase (decrease) in income taxes payable	1,991	667
Increase (decrease) in other accounts payable related to non/operating income	(1,203)	278
Net increase (decrease) value added tax and similar payable	(1,313)	2,248
Profit (loss) of minority interest	431	(125)

Net positive (negative) cash flow from operating activities	23,328	6,907

The accompanying Notes N° 1 to 28 form an integral part of these consolidated financial statements.

MASISA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2004
 (Free translation from the original in Spanish)

NOTE 01- COMPANY REGISTRATION

The Parent Company, MASISA S.A., is a quoted stock corporation, registered under N°132 in the Official Company Register and is therefore governed by the rules of the Superintendencia de Valores y Seguros de Chile (Chilean Superintendent of Securities and Insurance) and of the Securities and Exchange Commission of the U.S.A.

Corporate Purpose
· Forestation and reforestation of lands and management, felling and forestry of natural and artificial forests.
- Industrialization and commercialization in Chile and/or abroad of all kind of forester and wood, cattle and agricultural products, and of all kind of machinery or vehicle.
· Capital expenditures on forester and agricultural business, managing, forming or participating on the corporations.
· Delivery of management services of technical, financial and/or legal consultancy.

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Accountant Period

The following financial statements correspond to the period between January 1, 2005 and March 31, 2005, and are presented compared to the same period of 2004.

b) Currency used in accounting

By the Resolution N° 259 of the Chilean Internal Taxes Service , dated April 10, 2003, the Company was authorized to have its accounting in dollars of the United States of America from January 1, 2003. Otherwise, dated October 10, 2003, the Chilean Superintendence of Securities and Insurance authorized the Company to present its financial statements and quarters FECUs in dollars of the United States of America.

c) Consolidated financial statements preparation basis

The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Chile and the specific accounting regulations of the Superintendent of Securities and Insurance (“SVS”). If any discrepancy exists between both entity’s regulations, those of the Superintendent of Securities and Insurance will primate.

d) Presentation basis

The current financial statements have been issued in dollars of the United States of America, for which no updating factor have been applied to the numbers in this document.

e) Consolidated basis

The Consolidated Financial Statements includes the assets, liabilities, result and statement of cash flows of the Company and its direct or indirect subsidiaries

The following is a list of the consolidated subsidiaries:

			Ownership as of
			03/31/2005			03/31/2004 Total
RUT	Company	Business	Direct	Indirect	Total

79,554,560-3	Inversiones Coronel Limitada	Investments	99.9842	0.0158	100.0000	100.0000
79,959,070-0	Masisa Inversiones Limitada	Investments	99.9973	0.0027	100.0000	100.0000
77,790,860-K	Masisa Partes y Piezas Limitada		99.8000	0.2000	100.0000	100.0000
81,507,700-8	Forestal Tornagaleones S.A.	Wood products and by-products processing	60.4538	0.0000	60.4538	60.4492
79,616,940-0	Masisa Concepción Limitada		0.0100	99.9900	100.0000	100.0000
Foreign	Masisa Overseas Ltd.	Investments/Fund Raising	100.000	0.0000	100.0000	100.0000
Foreign	Maderas y Sintéticos del Perú S.A.C.		99.0114	0.8897	99.9011	99.9011
Foreign	Maderas y Sintéticos de Mexico S.A. de C.V.	Wood products and by/products processing	0.0002	99.9998	100.0000	100.0000
Foreign	Maderas y Sintéticos Servicios S.A. de C.V.		1.0000	99.0000	100.0000	100.0000
Foreign	Masisa Ecuador S.A.		0.1000	99.9000	100.0000	100.0000
Foreign	Masisa do Brazil Limitada	Particleboard and MDF Commercialization	0.0010	99.9990	100.0000	100.0000
Foreign	Masisa Argentina S.A.	Wood products and by/products processing	0.0000	100.0000	100.0000	100.0000
Foreign	Forestal Argentina S.A.		0.0000	30.2874	30.2874	30.2851

The effects of unrealized results form transactions with subsidiaries have been eliminated.

f) Price-level restatement

The subsidiaries that carries their accounting figures in Chilean pesos, have adjusted their financial statements in order to recognize the effects on the variation of the price level restatement of that currency. For this effects, the current legal dispositions have been applied. These restatements have been calculated based on the variations in the official Consumer Price Index on a previous month basis, which was –0.80% in 2005 (-0.50% in 2004).

g) Foreign currency

The Company is authorized to have its accounting and present its financial statements in American dollars. The American dollar is used as common currency and thus assets and liabilities corresponding to different currencies have been expressed in American dollars at the exchange rates of the end of each period. The exchange differences are accounted in results. As of March 31 2005 and 2004 the main closing exchange rates used, expressed in US dollars, were the following:

Currency		2005	2004

Chilean pesos	Ch$	585.93	616.41
Unidad de Fomento (U.F.)	U.F.	0.03407	0.03665
Argentine Pesos	Ar$	2.9165	2.8575
Real (Brazil)	$R	2.6655	2.8940
Mexican Peso	MxN	11.1628	11.1210
Nuevo Sol	Sol	3.2600	3.4590

h) Financial Investments

Time deposits are presented at inverse value plus interests and readjustments accrued at the end of each period and are classified under the category of the same name.

i) Inventories

The inventories are valued at production cost or at the acquisition cost including indirect manufacturing costs, and its balance is determined by the weighted average price method plus.

The Company makes obsolescence inventory provisions, that are presented deducted from the original.

The timber resources presented in this account has been determined in accordance with a technical appraisal, as explained in the note 2k). As of March 31, 2005, this account includes the expenses related to roads built for the harvesting, which were valued at their cost and accounted at its cost of sales, in the time the forests associated are exploited and sold.

The amount thus determined does no exceed their corresponding market values.

j) Allowance for doubtful accounts

The company has recorded allowances to cover the possible non-collection of account receivables, which are shown as a deduction from account receivables. The allowances were calculated considering a 1% of the local account receivables plus others specific account receivables of doubtfully recovery.

k) Fixed assets

Fixed assets , excluding plantations, are presented at their acquisition or construction cost value, price level restated at December 31, 2002, date in which the figures were converted to American dollars. The costs mentioned includes the actual financial cost incurred by the company, until those assets were in conditions to be used, applying effective financing cost rate.

Major maintenance expenses are incorporated into assets and then amortized over the period between the maintenance and the scheduled next major maintenance those items with significant relative value are depreciated in the same period of are as the fixed asset with which they are associated and spare parts that are periodically used are charged to production cost when utilized.

The forestry plantations value is determined in accordance with a technical appraisal. The value over the book value thus estimated , that includes the financing value during the growing period, has been accounted with surplus to the forestry reserve fund in the Net worth of the respective subsidiary.

Indefinitely inactive fixed assets have been classified in the item Other Long Term Assets and are shown at their estimated realization value.

l) Fixed assets depreciation

Depreciation has been computed using the straight/line method, considering the remaining estimated useful life of each asset.

m) Leasing assets

Assets purchased under financial leasing are valued at the current value of the contract, which is set discounting the periodical installment and the purchase option at the interest rate established in the related contract. On the other hand, the respective obligation is shown in the short and long term portion net of non/accrued interests. Legally, these assets are not property of the corporation and, therefore, they can’t be treated as if they are.

n) Investments in related companies

Investments in related companies are valued based on the equity method, eliminating unrealized profits and losses.

Investments in companies located in other countries are controlled in American dollars (US$) and have been valued in accordance with Technical Bulletin N°64 of the Chilean Institute of Accountants.

In accordance to Circular N° 150 of the SVS, the Company had made an evaluation over the value of its subsidiaries assets in Argentina, Mexico and Brazil, and over the cash flows this subsidiaries produce, the Company had concluded that it don’t need to make any adjustment for this concept, due to there has been no significant decay in the recuperation value of those respective assets.

o) Goodwill and negative Goodwill

This item represents the positive and/or negative difference between the acquisition value of shares of the related company and its proportional equity value at the date of purchase. This differences are amortized in the following steps:

Goodwill
Goodwill corresponding to the purchase of the subsidiary Masisa Cabrero S.A., ex Fibranova S.A.. This value will be amortized in a period of 20 years, given the returns of current administration of the plant.

Negative Goodwill
The capital’s raise of Forestal Tornagaleones S.A. in June 27th, 2002, generated a higher investment value for the Company . This value will be amortized in a period of 20 years.

p) Securities purchased under resale agreements

Are included in the account “Other Current Assets” and corresponds to the acquisition of financial assets that must be sold in the short term, and are presented at market value as of the purchase date plus adjustments and the interest accrued as of the last day of the period.

The value thus determined does not exceed the current market value.

q) Expenses of the issuance and placement of shares and debts titles

The society presents under the account “Other Assets”, the expenses of the issuance and placement of debt titles made in the 2003 exercise, which will be amortized in the terms of the respective debt.

r) Bonds payable

Bonds payable corresponds to the placement in Chile of immaterialized bonds, which are valued at their nominal value plus readjustments and interests accrued at the closing date of the exercise. The difference between the nominal value and the placement value is registered as deferred asset. This asset is amortized in the term period of the obligation.

s) Income tax and Deferred tax

The company has recognized its tax obligations in conformity with current legislation.

The effects produced by deferred taxes, as a consequence of temporal differences between the financial and tax purpose balance sheet, have been registered as per Technical Bulletin N° 60, 68, 69 and 71 of the Chilean Institute of Accountants and in the Circular N° 1,466 of the Superintendencia de Valores Seguros. The effects derived of the existing taxes at January 1st, 2000, that were not registered before, will be recognized on the results, starting in this year, to the extend that the temporal differences are reversed.

t) Sales

Sales are recognized on an accrual basis, at the moment of delivery of the products that the Company manufactures, which are given by underlying market conditions.

u) Derivative contracts

As of March 31, 2005, the Company keeps swap interest rates contracts with financial institutions. This contracts were defined as hedge and are registered by which is establishes in the Boletín Técnico Nro 57 of the Colegio de Contadores de Chile A.G.

The fair value of these instruments has been accounted in the item other assets and obligations with banks and financing institutions, according to if it is payable or receivable to the correspondent financing institution.

The unrealized losses for contracts of expected transactions coverage are presented in the item Other Assets. The unrealized income corresponding to contracts of existing entry coverage have been recorded in the item other liabilities. The realized results are recorded as financial expenditures as the closing date of the present financial statements.

In those cases in which is verified that the taken coverage is not effective, the contracts have been considered as investment instruments.

v) Software

The Company uses the system SAP R/3 version 4.6 C, acquired from SAP Chile S.A. , and has determined a depreciation period of 4 years.

w) Research and Development expenses

The Research and Development expenses are charged to the income of the period of which expenses were incurred. The Company has not incurred in significant Research and Development expenses.

x) Consolidated Statement of Cash Flows

As set forth the No 50 Technical Bulletin of the Accountant Institute of Chile and the Circular N° 1,312 of the Superintendencia de Valores y Seguros dated January 17, 1997, the Company has defined the following concepts related to the Statement of Cash Flows.

Cash Equivalent:
Every investment that meets the following conditions:
- May be quickly converted in a known amount of cash.
- The Company has the intention to do the this conversion in no more than 90 days.
- There is a minimum risk of a significant lose of value due to this investment

As of March 31, 2005, all the short-term investments of the company meet the mentioned conditions.

y) Operating Activities:

Cash flows from operating activities includes all business-related cash flows, including interest paid, financial income and, in general, all flows that are not defined as related to investment or financing activities. It should be pointed out that this definition is broader than that used in the consolidated statement of income.

NOTE 03 - CHANGES IN ACCOUNTING PRINCIPLES

During the exercise comprise between January 1 and March 31, 2005, there have been no changes in the accounting principles for the current period in comparison to the previous period.

NOTE 04 – ACCOUNTS RECEIVABLE SHORT AND LONG TERM

The detail of the debtors for sale is the following:

	2005	2004
	THUS$	THUS$

Chile	18,731	24,652
Argentina	6,177	7,046
Brasil	18,417	20,638
México	21,639	13,310
Ecuador	1,734	1,770
Perú	1,145	17

Total	67,843	67,433

	Currency

	Less than 90 days		More than 90 and less than 1 year			Currency Total		Long-term
	03/31/2005	03/31/2004	03/31/2005	03/31/2004	Sub-Total	03/31/2005	03/31/2004	03/31/2005	03/31/2004

Account receivable	64,381	65,964	7,204	1,469	71,585	67,843	67,433	0	512
Non-collect receivables estimate	0	0	0	0	3,742
Notes receivable	6,562	7,581	2,494	640	9,056	8,377	8,221	0	0
Non-collect receivables estimate	0	0	0	0	679
Sundry debtors	5,684	5,863	3,436	312	9,120	8,793	6,175	4,346	670
Non-collect receivables estimate	0	0	0	0	327

						Total Long Term receivable		4,346	1,182

NOTE 05 - TRANSACTIONS WITH RELATED COMPANIES

Notes and accounts receivables from related companies in the short-term:

Sales of goods and services made by the Company from and to related companies in Chile are made in Chilean pesos and with a pay term not exceeding 60 days, without interest nor restatement . Export sales to foreign related companies are in American dollars, without interest and in general not exceeding 180 days.

Notes and accounts receivables from related companies in the long-term:

The long term account receivable for the subsidiary Forestal Río Calle Calle S.A. are summarized in American dollars (US$).

Notes and account receivable from related companies:

RUT	Company	Short-Term		Long-Term
		03/31/2005	03/31/2004	03/31/2005	03/31/2004

96,626,060-2	Forestal Río Calle Calle S.A.	2	0	597	2,997
96,802,690-9	Terranova S.A.	790	0	0	0
Foreign	Masnova de Mexico S.A. de C.V.	1,360	1,768	0	0
Foreign	Terranova Colombia S.A.	120	129	0	0
Foreign	Fibranova C.A.	278	726	0	0
Foreign	Terranova Brasil Limited	121	0	0	0
Foreign	Terranova Forest Products Inc.	6,651	0	0	0
Foreign	Plycem Construsistemas Costa Rica	1,106	314	0	0
Foreign	Plycem Construsistemas El Salvador	22	28	0	0
Foreign	Plycem Construsistemas Guatemala	198	58	0	0
Foreign	Plycem Construsistemas Honduras	170	129	0	0
Foreign	Plycem Construsistemas Nicaragua	29	0	0	0

TOTAL		10,847	3,152	597	2,997

a) Notes and accounts payables from related companies:

RUT	Company	Short-Term		Long-Term
		03/31/2005	03/31/2004	03/31/2005	03/31/2004

96,626,060-2	Forestal Río Calle Calle S.A.	0	31	0	0
96,802,690-9	Terranova S.A.	0	73	0	0
Foreign	Terranova Brasil Limitada	0	56	0	0
Foreign	Forestal Terranova Mexico S.A.de C.V.	4,595	3,534	0	0
Foreign	Plycem Construsistemas Costa Rica	0	139	0	0
Foreign	Plycem Construsistemas Guatemala	0	10	0	0
Foreign	Plycem Construsistemas Nicaragua	0	2	0	0

TOTAL		4,595	3,845	0	0

b) come from relate companies and persons:

Company	RUT	Relationship	Concept	03/31/2005		03/31/2004
				Amount THUS$	Effect on Income, Profit (loss)(loss)(loss) THUS$	Amount THUS$	Effect on Income, Profit (loss)(loss)(loss) THUS$

Forestal Rio Calle Calle S.A.	96,626,060-2	Associated	Received remittances	2	0	47	0
Terranova S.A.	96,802,690-9	Common director	Purchase of raw materials	582	0	774	0
Terranova S.A.	96,802,690-9	Common director	Received remittances	21	0	382	0
Terranova S.A.	96,802,690-9	Common director	Administration service	123	0	0	0
Terranova S.A.	96,802,690-9	Common director	Various services	156	0	0	0
Fibranova C.A.	Foreign	Common director	Sales of products	549	93	0	0
Fibranova C.A.	Foreign	Common director	Services and expenditures	0	0	44	0
Forestal Terranova de Guatemala S.A.	Foreign	Common director	Sales of products	0	0	44	0
Forestal Terranova de Guatemala S.A.	Foreign	Common director	Services and expenditures	0	0	10	0
Plycem Construsistemas Colombia S.A.	Foreign	Common director	Sales of products	106	18	0	0
Plycem Construsistemas Costa Rica S.A.	Foreign	Common director	Sales of products	682	115	195	11
Plycem Construsistemas Costa Rica S.A.	Foreign	Common director	Sales of products	17	3	0	0
Plycem Construsistemas Salvador S.A.	Foreign	Common director	Sales of products	82	14	28	8
Plycem Construsistemas Guatemala S.A.	Foreign	Common director	Sales of products	97	16	64	10
Plycem Construsistemas Honduras	Foreign	Common director	Sales of products	128	22	132	33
Terranova Costa Rica S.A.	Foreign	Common director	Sales of products	0	0	139	28
Terranova Forest Products, Inc.	Foreign	Common director	Sales of products	6,740	1,137	0	0

NOTE 06 – INVENTORIES

The principal components are set forth below:

	2005	2004
Inventories	THUS$	THUS$

Finished products	65,463	47,631
Provision for finished products devaluation	(752)	(305)

Net value finished products	64,711	47,326

Spare parts	7,756	5,032
Provision for spare parts devaluation	(525)	(516)

Net value spare parts	7,231	4,516

Raw Materials	14,070	11,680
Equipment	2,882	5,899
Plants y woods	6,598	6,503

Inventories	95,492	75,924

NOTE 07 – DEFERRED TAXES AND INCOME TAXES

At March 31 2005, the Company has made the income tax provision as per the tax dispositions in force.

Considering a taxable base of:

2005
THUS$

Masisa S.A.’s taxable income	332
Masisa Inversiones Ltda’s taxable income	2,218
Inversiones Coronel Ltda.’s taxable income	1,011
Masisa Concepción Ltda’s taxable income	1,827

Balances of tributary retained gains and their respective credits:

1)Masisa S.A.	:	: Taxed Earning Reserve amounting THUS$531 with credit of 15%
THUS$24,102 with credit of 16%,
THUS$4,448 with credit of 16.5%,
THUS$332 with credit of 17.0%, and THUS$11,411 without credit.

2)Masisa Inversiones Limitada		: Taxed Earning Reserve amounting THUS$5,958 with credit of 15%
THUS$5,326 with credit of 16%,
THUS$5,449 with credit of 16,5%,
THUS$6,266 with credit of 17%,
THUS$2,218 with credit of 17%, and THUS$1,081 without credit.

3)Inversiones Coronel Limitada		: Taxed Earning Reserve amounting THUS$1,377 with credit of 15%,
THUS$620 with credit of 16%,
THUS$365 with credit of 16,5%,
THUS$2,167 with credit of 17%,
THUS$1,011 with credit of 17%, and THUS$48 without credit.

4)Inversiones Concepción Limitada		: Taxed Earning Reserve amounting THUS$5,436 with credit of 17%.
THUS$1,827 with credit of 17%,

5)Masisa Argentina		: (Tax loss THUS$1,680)
6)Masisa do Brasil Limitada		: (Tax loss THUS$23,546)
7)Forestal Tornagaleones S.A.		: (Tax loss THUS$18,918)
8)Forestal Argentina S.A.		: (Tax loss THUS$9,104)
9)Masisa Ecuador S.A.		: (Tax loss THUS$840)

a) Deferred Tax

The balances for this item are as follows:

	03/31/2005				03/31/2004
	Assets deferred taxes		Liabilities deferred taxes		Assets deferred taxes		Liabilities deferred taxes
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term

Temporary Differences
Provision for accounts receivable losses	925	431	0	0	627	0	0	0
Anticipated income	0	0	0	0	0	0	0	0
Vacation provisions	247	0	0	0	174	0	0	0
Amortization of intangibles	0	0	0	0	0	0	0	0
Leasing assets	0	5	0	0	0	60	0	0
Manufacturing expenses	0	0	838	2,898	0	0	932	3,552
Fixed assets depreciation	0	0	0	24,394	0	0	0	15,126
Others events	0	0	0	245	0	0	0	0
Obsolescence provision	122	0	0	0	234	104	0	0
Forest Reserve	0	0	0	0	0	0	70	8,400
Tax Loss	336	21,321	0	0	850	12,348	0	0
Interest capitalized plantations	0	0	486	565	0	0	379	778
Particleboard line provision	0	1,503	0	0	0	1,133	0	0
Non realized results provision	289	153	0	178	205	166	0	0
Plantation indirect activated costs	0	0	454	3,126	0	0	267	2,568
Others	421	392	0	295	4	255	0	270

Balance for Complementary assets amortization	31	1,385	67	7,340	28	120	95	9,745
Valuation provisions	0	6,334	0	0	0	4,368	0	0

Total	2,309	16,086	1,711	24,361	2,066	9,578	1,553	20,949

b) Income Taxes:

	2005	2004
Items	THUS$	THUS$

Income tax provision	(1,457)	(1,262)
Tax expenses Adjustment	0	0
Effect for deferred taxes of the period	(1,748)	7
Tax credit due to tax loss	(148)	(354)
Effect for amortization of deferred assets and liabilities complementary accounts	139	(129)
Effect on assets and liabilities of the changes in the valuating provisions	(219)	0
Others	(6)	(4)

Total	(3,439)	(1,742)

NOTE 08 - FIXED ASSETS

a) This caption includes:

	2005			2004

		Accumulated			Accumulated
	Assets value	Depreciation	Exploitation	Assets value	Depreciation	Exploitation
Fixed assets	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$

Lands	66,592	0	66,592	66,029	0	66,029
Building and infrastructure	108,050	(29,707)	78,343	104,583	(28,486)	76,097

Machinery and equipment	495,836	(172,114)	323,722	489,177	(151,050)	338,127

Other fixed assets:	184,784	(18,095)	166,689	167,057	(14,223)	152,834

-Plantations	137,564	0	137,564	124,843	0	124,843
-Furniture, fixture and other	11,875	(9,901)	1,974	11,129	(8,557)	2,572
-Construction in progress	11,911	0	11,911	10,811	0	10,811
-Other fixed assets	23,434	(8,194)	15,240	20,274	(5,666)	14,608

Total	855,262	(219,916)	635,346	826,846	(193,759)	633,087

Total Fixed assets	635,346			633,087

	2005	2004
Depreciation of the accounting year	THUS$	THUS$

Income Effect
Exploitation	6,720	6,353
Administrative expenses	529	402
Non exploitation	2	2

Total	7,251	6,757

b)	From a legal viewpoint, assets acquired under finance are not the property of the Company until the purchase option is exercised. The present assets in leasing corresponds to an electrical substation, contracted with Endesa S.A. in April 1995, for a total of 120 monthly payments of US$28,396, at an annual rate of 10.5%.

c)	In the Year 2001, The company has also accounted a provision to adjust the book value of one of its particle board lines, based on the estimate that future cash flows from the operation of those assets will not compensate for future depreciation charges. This provision is presented net of the original amounts.

d)	The accountant value of the plantations includes the value determined in accordance with the technical appraisal This value is distributed among the accounts in plantations Fixed assets and Inventories as stand wood.

As indicated in the Note 2 k) the subsidiary Forestal Tornagaleones S.A. and its subsidiary Forestal Argentina S.A. recognize the increased value of their plantations and forest. The accumulated goodwill ascends to THUS$32,211 (THUS$24,431 in the 2004), which includes the forest plantation under the Forestry reserve presented in the Net worth and has been determined comparing the valuation describer in the Note 2k) to the book value after price level restatement.

As indicated in the Note 2k), the subsidiary Forestal Tornagaleones S.A. and its subsidiary Forestal Argentina S.A recognized as increased value of the fix assets the financial costs related to the plantation financing a total of THUS$460 in 2005 and THUS$142 in the year 2004.

As indicated on Note 2 k) the subsidiary Masisa do Brasil has recognized in accounting at the closing of the correspondent exercises the bigger value of its forests and plantations. The higher accumulated value ascending to THUS$10,491 (THUS$7,959 in the year 2004), is included in the item forest plantations with subscription into the forester reserve presented on the item Equity Capital and has been determined through the comparison of the appreciation described on the Note 2k), with the book value monetary corrected.

As indicated on Note 2k), the subsidiary Masisa do Brasil has accounted as bigger value of the fixed assets the real financing costs associated to the financing of the plantations for THUS$246 in the year 2005 and THUS$588 in the year 2004.

NOTE 09 - INVESTMENT IN RELATED COMPANIES

							Shareholder’s		Net income		Net income				Unrealized		Book value
	Investments in			Number	Participation %		Equity		For the period		Accrued		VPP		Result		of investment
RUT	related companies	Country	Currency	of shares	03/31/2005	03/31/2004	03/31/2005	03/31/2004	03/31/2005	03/31/2004	03/31/2005	03/31/2004	03/31/2005	03/31/2004	03/31/2005	03/31/2004	03/31/2005	03/31/2004

96,652,640-8	Inversiones Industriales S.A.	Chile	Pesos	1,000	50.0000	50.0000	0	0	0	0	0	0	0	0	0	0	0	0
96,626,060-2	Forestal Río Calle – Calle S.A.	Chile	Pesos	1	0.00121	0.00121	0	0	0	0	0	0	0	0	0	0	0	0
Foreign	Masnova S.A.	Mexico	Dollar	25,000	50.0000	50.0000	(1,382)	(1,336)	2	(3)	1	(2)	0	0	0	0	0	0
99,511,350-3	Inversiones Calle Calle S.A.	Chile	Pesos	100,000	50.0000	50.0000	0	0	0	0	0	0	0	0	0	0	0	0
99,505,640-2	Forestal Calle Calle S.A.	Chile	Pesos	1	9.0900	9.0900	0	0	0	0	0	0	0	0	0	0	0	0

	Total												0	0	0	0	0	0

a) Subsidiaries with negative equity

The proportional patrimonial value method has been discontinued in the following subsidiaries for presenting negative shareholder’s equity. At the same time provisions has been constituted when corresponds, to recognize the share participation.

- MasNova de México S.A. de C.V.
The related company MasNova de México S.A. de C.V. presents negative shareholder’s equity at the closing of both financial statements reason for which a provision for THUS$ 691 and THUS$ 668 has been accounted. This investment is presented in Long Term Provisions.

- Inversiones Industriales S.A.
Inversiones Industriales S.A., as of the closure of the present period, had a negative Net Worth, hence the company has discontinued the application of the VPP method, recognizing losses up to cover the total investment

b) Subsidiaries with positive equity lower than MUS$ 1
Inversiones Calle Calle S.A. US$ 353.

NOTE 10 – GOODWILL AND NEGATIVE GOODWILL

a) Goodwill

			03/31/2005		03/31/2004
			First three months 2004	Total	First three months	Total
		Term	Amortization	Goodwill	Amortization	Goodwill
RUT	Company		THUS$	THUS$	THUS$	THUS$

96,623,490-3	Masisa Cabrero S.A.	20 year	21	1,313	28	1,391

	Total		21	1,313	28	1,391

The acquisition of the former subsidiary Masisa Cabrero S.A., former Fibranova S.A., now merged with Masisa S.A., generated a lower investment value for the Company, this value will be amortized in a period of 20 years, given the returns of current administration of the plant.

b) Negative Goodwill

			03/31/2005		03/31/2004
			First three months 2004	Total	First three months 2003	Total
		Term	Amortization	Negative	Amortization	Negative
				Goodwill		Goodwill
RUT	Company		THUS$	THUS$	THUS$	THUS$

81,507,700-8	Forestal Tornagaleones S.A.	10 year	25	1,729	25	1,829

			25	1,729	25	1,829

Indicate the lower paid value at the capital’s raise of Forestal Tornagaleones S.A. in June 27, This value will be amortized in a period of 20 years.

NOTE 11 - OTHER LONG/TERM ASSETS

The principal components are set forth below:

		2005	2004
Other long-term assets	Term	THUS$	THUS$

Currency Swap fair value		3,083	0
Bond issuance and placement cost		4,561	5,124
Unrealized losses for expected transaction coverage		138	989
Fixed Assets to be sold (1)		400	395
Recoverable long term taxes and commissions		81	764

Placacentros Conditioning	429	677
Others	181	366

Total	8,873	8,315

(1) The Company had proceed to reclassified those assets that are paralyzed or destined to be sale; in agreement with the previous, a valuation of those assets at its estimated realization value had been made by an independent valuator.

NOTE 12 – BANK AND FINANCIAL INSTITUTIONS SHORT -TERM

		US Dollar		Other foreign		U.F.		ThCh$ no		Total
	Bank or financial Institution							adjustment
		2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
RUT	Bank o financial institution	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$

	Short Term

97,004,000-5	Banco de Chile	0	0	0	0	0	1,584	0	0	0	1,584
97,919,000-K	ABN Amro Bank	0	0	0	0	0	2,026	0	0	0	2,026
97,042,000-2	HSBC Bank Chile	0	3,607	0	0	0	0	0	0	0	3,607
97,030,000-7	Bancoestado	0	3,060	0	0	0	0	0	0	0	3,060
97.006.000-6	Banco de Crédito e Inversiones	0	5,001	0	0	0	0	0	0	0	5,001
97.051.000-1	Banco del Desarrollo	1,519	4,521	0	0	0	0	0	0	1,519	4,521
Foreign	ABN Amro Bank	0	0	0	2,423	0	0	0	0	0	2,423
Foreign	Fleet National Bank	0	503	0	0	0	0	0	0	0	503
Foreign	Itaú BBA – ACC	0	0	0	2,052	0	0	0	0	0	2,052
	Others	0	0	0	0	0	0	0	0	0	0

	Total	1,519	16,692	0	4,475	0	3,610	0	0	1,519	24,777
	Principal owed	1,500	16,600	0	4,475	0	3,610	0	0	1,500	24,685
	Rate	3.59%	2.23%	0	15.75%	0	2.90%	0	0	0	0

	Long Term portion short term

96,658,480-7	Raboinvestment Chile S.A.	3,238	1,203	0	0	0	0	0	0	3,238	1,203
97,006,000-6	Banco de Crédito e Inversiones	178	0	0	0	2,524	2,360	0	0	2,702	2,360
Foreign	Security Bank	937	941	0	0	0	0	0	0	937	941
Foreign	Desdner Bank Lateiamerica	2,052	2,052	0	0	0	0	0	0	2,052	2,052
Foreign	Citibank N.A.	155	314	0	0	0	0	0	0	155	314
Foreign	Comerica Bank	4,456	4,457	0	0	0	0	0	0	4,456	4,457
Foreign	Banco de Chile New York Branch	4,509	2,326	0	0	0	0	0	0	4,509	2,326
Foreign	The Bank of Nova Scotia	7,712	133	0	0	0	0	0	0	7,712	133
Foreign	Banco Rabobank Ireland PLC	0	28,544	0	0	0	0	0	0	0	28,544
Foreign	Rabobank Nederland	1,410	0	0	0	0	0	0	0	1,410	0
Foreign	BankBoston. N.A.	0	433	0	0	0	0	0	0	0	433
Foreign	BankBoston.	0	0	0	72	0	0	0	0	0	72
	Others	0	0	0	0	0	0	0	0	0	0

	Total	24,647	40,403	0	72	2,524	2,360	0	0	27,171	42,835
	Principal owed	22,019	38,869	0	72	2,501	2,325	0	0	24,520	41,266
	Rate	3.90%	6.58%	0	0	6.70%	6.70%	0	0	0	0

2005%

Total amount of liabilities in foreign currency:	91.200
Total amount of liabilities in local currency:	8.800

NOTE 13 – BANK AND FINANCIAL INSTITUTIONS LONG-TERM

							Date close actual period		Date close pass
									period
							Total Long		Total Long
							Term to close		Term to close
			More 1 year	More 2 year	More 3 year	More 5 year	The financial		The financial
		Currency	Up to 2 year	up to 3 year	Up to 5 year	Up to 10 year	Statements		Statements
RUT	Bank o financial institution		THUS$	THUS$	THUS$	THUS$	THUS$	Rate	THUS$

	Short Term

96,658,480-7	Raboinvestment Chile S.A.	Dollar	4,500	5,500	0	0	10,000	Libor 180 days+1.875%	13,000
97,006,000-6	Banco de Credito e Inversiones	U.F.	1,251	0	0	0	1,251	6.70%	3,488
97.006.000-6	Banco de Crédito e Inversiones	Dollar	2,778	2,778	5,556	1,388	12,500	Libor 180 days -1.44%
Foreign	Security Bank	Dollar	467	0	0	0	467	Libor+1.500%	1,401
Foreign	Dresdner Bank Lanteiamerica	Dollar	2,000	0	0	0	2,000	Libor+1.900%	4,000
Foreign	Citibank	Dollar	138	0	0	0	138	5.20%	988
Foreign	Comerica Bank	Dollar	4,286	2,143	0	0	6,429	Libor+1.350%	10,714
Foreign	Banco de Chile New York Branch	Dollar	4,300	4,250	0	0	8,550	Libor 180days+1.250%	12,850
Foreign	The Bank of Nova Scotia	Dollar	7,500	10,000	0	0	17,500	Libor 180 days+1.150%	25,000
Foreign	Rabobank Nederland	Dollar	2,500	2,500	5,000	1,250	11,250	Libor 180 days+spread V.	0

	Total		29,720	27,171	10,556	2,638	70,085		71,441

				2005
				%

Total amount of liabilities in foreign currency:				1.7800
Total amount of liabilities in local currency:				98.2200

The loans granted by Masisa Inversiones Limitada to the subsidiary Masisa do Brasil Limitada through Banco Itaú BBA S.A., that rise to the amount of US$104,523,218.88, as shown in “Notes” issued by Banco Itaú BBA S.A., of which are holders Masisa Inversiones Limitada and that are record, besides, , and in ¨Cédulas de Crédito Bancário - Res.2770¨ which beneficiary is Banco Itaú BBA S.A., are presented reducing the corresponding debts for the same amount that the subsidiary Masisa do Brasil Limitada maintains with Banco Itaú BBA S.A., in consideration that the documents in which this operations are established allowed to settle them with only the notification to the bank with the anticipation established in the respective documents.

Additionally and as consequence of the previous, the interests generated by the “Notes” and “Cédulas de Crédito Bancário – Res.2770” are presented net in the statement of income.

NOTE 14 – SHORT TERM AND LONG TERM BONDS

Characteristics:

1) Bonds 355 y 356: Corresponds to the placement of local bonds, issued by Masisa S.A.

Series A Bond: Corresponds to a maximum of 6,000 titles of UF500 each with a maturity term of 7 years, with a two year grace period for the amortization of principal. Accrues interest of 5.00% annually, compounded, calculated over the base of equal semesters of 180 days beginning December 15, 2003 and which payments will be made June 15 and December 15 of each year. The repayment of principal will be amortized over 10 equal and successive payments beginning June 15, 2006.

This bond is partially covered against the exchange risk of the US currency respect of the Chilean U.F., by swap contracts with Scotiabank -SudAmericano and Morgan Stanley Capital Services Inc. (according to note 23). And it has been valued in consequence, in agreement with arranged in the paragraph 11 of the Technical Bulletin N°57 of the Book-keepers' College of Chile A.G., according to the following detail:

2005
Series A:	THUS$
Capital	73,382
Adjustment by BT-57 p. 11	(541)

Total	72,841

Series B Bond: Corresponds to a maximum of 6,000 titles of UF500 each with a maturity term of 21 years, with a seven year grace period for the amortization of principal. Accrues interest of 6.25% annually, compounded, calculated over the base of equal semesters of 180 days beginning December 15, 2003 and which payments will be made June 15 and December 15 of each year. The repayment of principal will be amortized over 28 equal and successive payments beginning June 15, 2011.

The maximum aggregate amount placed for the sum of the first issuance of the Series A bond, with charge to the bond line, and the Series B bond, for a fixed amount, will be of UF 4,000,000.

2) Private Placement: Corresponds to a private placement bonds issued by the subsidiary Masisa Overseas Ltd., and acquired by some of the main Insurance Companies of the United States of America.

Maturities:

Bonds B series: The capital matures at the rate of US$9 million, starting on May 15, of each year and finishing May 15, 2008, and interest are paid every six months in May and November of each year.

Identification Number	Series	Nominal amount	Currency	Interest	Last maturity	Periodicity		Value		Place of the
		outstanding				Interest Payment	Capital Payment			transaction
								03/31/2004	03/31/2005	Chile or Foreign

Short term Portion of Long Term Bond
Private Placement	B	9,000	Dollar	8.06%	15-08-2008	6 Months	Annual	10,096	10,400	Foreign
356	A	0	U.F.	5.00%	15-12-2010	6 Months	6 Months	1,057	983	Local
355	B	0	U.F.	6.25%	15-12-2004	6 Months	6 Months	370	344	Local

Total Short Term Portion								11,523	11,727

Long Term Bond
Private Placement	B	27,000	Dollar	8.06%	15-05-2008	6 Months	Annual	27,000	36,000	Foreign
356	A	2,500	U.F.	5.00%	15-12-2010	6 Months	6 Months	72,841	68,221	Local
355	B	702	U.F.	6.25%	15-12-2004	6 Months	6 Months	20,606	19,156	Local

Total Long Term Portion								120,447	123,377

NOTE 15 - PROVISIONS AND WRITE-OFFS

Outstanding provisions at the end of each period:

	2005	2004
Current liabilities	THUS$	THUS$

Vacations provision	1,583	1,310
Participation	900	21
Audit Provision	186	40
Gratification Provision	231	211
Commissions Provision	1,398	662
Industrial Plants provisions	23	261
Forester Services	283	564
Import and export freight expenses	334	1,374
Plantations Insurance	59	327
Invoices to receive	1,618	454

Total	6,615	5,224

Long –Term liabilities
Equity investment (negative equity) in
Masnova de México S.A. de C.V.	691	668

Total	691	668

Provisions, presented net of its original assets
Uncollectible Debtors Provision	4,069	2,975
Uncollectible Documents Provision	679	614
Finished Products Provision	752	305
Spare Parts Provision	525	516
Provision for Fixed Assets (*)	7,938	6,652
Others Uncollectible Debts Provision	2,535	0

Total	16,498	11,062

(*) These provisions correspond to provisions of:
  Assets of a particleboard line of, due to the fact that their projected operations projections show that the flows that would be generated by this line on the future will not cover their depreciation charges.
  Inactive goods and goods destined to the sale.

NOTE 16 – OTHER LONG TERM LIABILITIES

		Maturity			Amount
Concepts	2007	2008	2009	2010 and	2005	2004
				more

ICMS long term tax payable	3,773	3,648	5,129	0	12,550	9,153
Forestry bonification	4	1	7	3,069	3,081	3,022
Unrealized gains for operations of coverage of
existing lots	2,636	0	0	0	2,636	0
Currency Swap fair value	844	0	0	0	844	0

TOTALS	7,257	3,649	5,136	3,069	19,111	12,175

NOTE 17 – MINORITARY INTEREST

The main components of this item are as follows:

	Included in the liabilities		Included in the net income for the
	2005	2004	2005	2004

Forestal Tornagaleones S.A.	43,331	37,600	(178)	189
Forestal Argentina S.A.	31,355	27,620	(253)	(64)
Maderas y Sintéticos de Perú S.A.C	1	1	0	0

Total	74,687	65,221	(431)	125

NOTE 18 - SHAREHOLDERS' EQUITY

a) The movement on capital and reserve accounts during 2005 and 2004 were as follows:

	2005

						Accumulated
		Capital		Reserve for		deficit during
		valuation	Other	future	Accumulated	development	Current
	Paid-in	reserve	Reserves	dividends	profit	period	Earning
	capital
	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$

Balance as of December 31	237,022	0	70,222	133,083	18,566	0	41,569
Allocation of income	0	0	0	0	41,569	0	(41,569)
Definitive dividend of the previous exercise	0	0	0	0	0	0	0
Capital Increase with shares issue	0	0	0	0	0	0	0
Deficit during subsidiary development period	0	0	0	0	0	0	0
Reserve for foreign currency translation	0	0	(2,611)	0	0	0	0
adjustments
Forestry reserves Increase	0	0	(48)	0	0	0	0
Price-level restatement of equity	0	0	0	0	0	0	0
Net income for the period	0	0	0	0	0	0	7,361
Balance	237,022	0	67,563	133,083	60,135	0	7,361

	0	0	0	0	0	0	0

	2004

						Accumulated
		Capital		Reserve for		deficit during
	Paid-in	valuation	Other	future	Accumulated	development	Current
	capital	reserve	Reserves	dividends	profit	period	Earning
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Balance as of December 31	237,022	0	59,706	127,315	18,568	0	9,613
Allocation of income	0	0	0	0	9,613	0	(9,613)
Definitive dividend of the previous exercise	0	0	0	0	0	0	0
Capital Increase with shares issue	0	0	0	0	0	0	0
Deficit during subsidiary development period	0	0	0	0	0	0	0
Reserve for foreign currency translation	0	0	(1,713)	0	0	0	0
adjustments
Forestry reserves Increase	0	0	(85)	0	0	0	0
Price-level restatement of equity	0	0	0	0	0	0	0
Net income for the period	0	0	0	0	0	0	8,280

Balance	237,022	0	57,908	127,315	28,181	0	8,280

Restated balance	237,022	0	57,908	127,315	28,181	0	8,280

b) Numbers of shares

Series	Numbers shares subscribed	Numbers paid shares	Numbers shares with voting rights

Unique	928,514,743	928,514,743	928,514,743

c) Capital (amount THUS$)

Series		Subscribed Capital	Paid Capital

Unique		237,022	237,022

d) Other Reserves

1) Forest Reserves

Are originated in the subsidiaries Masisa do Brasil Limitada, Forestal Tornagaleones S.A. and its subsidiary Forestal Argentina S.A., due to the recognition of the grown in forestry resources. The balance as of March 31, 2005 was THUS$25,103 (THUS$18,842 in 2004).

2) Reserve for foreign currency translation adjustments

The composition of the accumulated adjustment for exchange differences as of March 31, 2005, corresponds to the balance, calculated as the net difference between the Consumer’s Price Index and the United States dollar at the closing of the 2002 accounting period (beginning in 2003, The Company was authorized to use the US dollar as the accounting currency), all that, according to the Technical Bulletin N°64. The following table depicts such adjustment according to the foreign subsidiary from which it originated. Chilean investments in local functional currency have been included using the same treatment :

In March 2005, Balances are made of:

	Initial balance	Exchange difference originated in the period		Balance as of
	actualized	Investment	Liabilities	03/31/2005
	THUS$	THUS$	THUS$	THUS$

Masisa Argentina S.A.	26,068	0	0	26,068
Forestal Argentina S.A.	(1,604)	708	0	(896)
Masisa do Brasil Limitada.	2,741	0	0	2,741
Masisa Mexico S.A. de C.V.	190	0	0	190
Masisa Cabrero S.A.	95	0	0	95
Masisa Partes y Piezas Limitada	(23)	0	0	(23)
Forestal Tornagaleones S.A.	17,604	(3,319)	0	14,285

Total	45,071	(2,611)	0	42,460

In March 2004, are as follows:

	Initial balance	Exchange difference originated in the period		Balance as of
	actualized	Investment	Liabilities	03/31/2004
	THUS$	THUS$	THUS$	THUS$

Masisa Argentina S.A.	26,068	0	0	26,068
Forestal Argentina S.A.	345	458	0	803
Masisa do Brasil Limitada.	2,741	0	0	2,741
Masisa Mexico S.A.de C.V.	190	0	0	190
Masisa Cabrero S.A.	95	0	0	95
Masisa Partes y Piezas Limitada	(23)	11	0	(12)
Forestal Tornagaleones S.A.	11,363	(2,182)	0	9,181

Total	40,779	(1,713)	0	39,066

Capital Increase

There have been no changes in capital during these periods.

Dividend Policy

The annual dividend policy of Masisa S.A. corresponds to the distribution of not less than 30% and not more than a 50% of the Net Income of the period.

Dividend Paid

The following table depicts the dividends that the shareholders meeting agreed during the years 2004, which are presented in pesos and are transformed to dollars at the date of payment:

Dividend	Date of payment	Dividend per Share	Historical Dividend	Dividend per	Dividend
		CH$	THCh$	Share	THUS$
				US$

2003
N° 33	May, 2004	2.61142	2,286,697	0.0041411	3,845.07

NOTE 19 – OTHERS NON OPERATING INCOME AND EXPENSES

a) Other non operating income:

The main concepts and balances under this heading are as follows:

	2005	2004
	THUS$	THUS$

Profitability on sale of fixed assets, materials and spare parts	579	55
Profitability on plant rental	0	86
Services and fees to Related Companies	0	125
Sale of residues, raw materials and other incomes	90	0

Total	669	266

b) Other non-operating expenses:

The main concepts and balances under this heading are as follows:

	2005	2004
	THUS$	THUS$

Bad debts provision	0	300
Patents	104	0
Donations	14	8
Depreciation of inactive assets and other expenses	39	338
Write-off uncollectible debts	0	132
Damages results	36	26
Others	167	41

Total	360	845

NOTE 20 – EXCHANGE DIFFERENCES - FOREIGN CURRENCY

The breakdown of all foreign currency accounts is as follows:

		Amount

Account	Currency	03/31/2005	03/31/2004

ASSETS(DEBIT)/CREDIT
Cash	Argentine Pesos	(73)	(24)
Cash	Chilean Pesos	(19)	248
Cash	Mexican Pesos	9	(166)
Cash	Real	96	0
Debtors for sale	Argentine pesos	83	(19)
Debtors for sale	Chilean Pesos	(1,030)	91
Debtors for sale	U.F.	(27)	0
Debtors for sale	Mexican Pesos	(84)	0
Debtors for sale	Real	(264)	0
Debtors for sale	Dollar	0	(21)
Related Companies	Chilean Pesos	0	92
Related Companies	Real	2	0
Related Companies	Dollar	(8)	(142)
Recoverable taxes	Argentine pesos	223	0
Recoverable taxes	Chilean pesos	(117)	0
Recoverable taxes	Mexican pesos	(272)	113
Recoverable taxes	Real	(55)	0
Others currents assets	Argentine pesos	34	278
Others currents assets	Chilean pesos	(125)	(1,060)
Others currents assets	U.F.	(335)	(311)
Others currents assets	Mexican pesos	1	815
Others currents assets	Real	(124)	0

Total (debit) / credit		(2,085)	(106)

LIABILITIES (DEBIT)/CREDIT
Short Term Financing Liabilities	Argentine pesos	0	(5)
Short Term Financing Liabilities	Mexican pesos	50	0
Short Term Financing Liabilities	Chilean pesos	(123)	103
Short Term Financing Liabilities	U.F.	(339)	46
Short Term Financing Liabilities	Others money	(50)	0
Short Term Financing Liabilities	Real	0	(351)
Short Term Financing Liabilities	Dollar	0	(41)
Long Term Financing Liabilities	U.F.	68	206
Long Term Financing Liabilities	Dollar	0	(222)
Long Term Financing Liabilities	Argentine pesos	0	(23)
Bonds with the public	U.F.	2,051	3,862
Accounts payable	Argentine pesos	(97)	(120)
Accounts payable	Chilean pesos	(29)	(99)
Accounts payable	Mexican pesos	(161)	(630)
Accounts payable	Real	(277)	0
Accounts payable	Others money	36	431
Others monetary liabilities	New Sol	0	(1)
Others monetary liabilities	Argentine pesos	(221)	(68)
Others monetary liabilities	Chilean pesos	2,543	(51)
Others monetary liabilities	Mexican pesos	26	(553)
Others monetary liabilities	Real	(2,621)	0

Total (debit) / credit		856	2,484

(Loss) Profit for currency exchange risk		(1,229)	2,378

NOTE 21 – DEBT AND EQUITY ISSUANCE AND PLACEMENT EXPENSES

Bond issuance and placement expenses

The composition of the associated capitalized expenses included in other current assets and other long term assets are the following:

	2005	2004
	THUS$	THUS$

Discounted amount of bond placement	3,953	4,365
Stamp taxes	1,225	1,353
Placement commission	75	83
Risk classification report	30	33
Registration and inscription rights	10	12
Legal fees	9	11
Other	3	2
Total	5,305	5,859

The resulted charge for this concept is	250	212

Expenses of Bonds issuance placement:
Short term: expenses paid in advance	744	734
Long term: Other assets of the long term	4,561	5,125

Total	5,305	5,859

NOTE 22 – DERIVATIVES (HEDGES AND SWAPS)

				Description of the contract				Protected Value	Affected Account
Type	Contract	Value	Maturity	Class	Buy/Sale	Name	Amount		Name	amount	Paid in	Not paid in
S	CCPE	0	IV-2010	Change Money	C	U.F. Bonds	20,000	21,757	Other long term assets	771	(196)	0
S	CCPE	0	IV-2010	Change Money	C	U.F. Bonds	40,000	43,513	Other long term assets	2.311	(392)	0
S	CI	0	IV-2010	Change Money	C	Future Flows	20,000	20,499	Other long term liabilities	844	0	(844)
S	CCTE	0	IV-2006	Interest Rate	C	Loans in U.S.dollars	12,000	12,000	Due to banks and financial institutions	138	(155)	0

The Company keeps Swap contracts valued according to the indicated in note 2u), which are detailed as follows:

		Receivable			Payable
	Currency	Amount	Interest Rate	Currency	Amount	Interest Rate

Coverage of existing lots:
Banco Scotiabank Sud Americano	U.F.	701,618.745	4.940%	Dollar	20,000	6.20%
Morgan Stanley Capital Service Inc.	U.F.	1,403,237.000	4.939%	Dollar	40,000	6.36%
Investment Contract
Morgan Stanley Capital Service Inc.	Dollar	20,000	6.200%	MXN	229,000	11.75%
Citibank N.A. New York	Dollar	12,000	Libor 180 days			5.2%

NOTE 23 – CONTINGENCIES AND COVENANTS - GUARANTEES

The Contingencies and Covenants assumed by the Company as of the end of the periods are detailed as follows:

Forestal Tornagaleones S.A.

a) Direct Guarantees

On October 15, 1998 the subsidiary subscribed a loan with Rabobank Investments Chile S.A., which was guaranteed with land and plantations. The book value of those plantations as of March 31, 2005 is THUS$20,964 and the value of the land was THUS$5,642. In addition, the agreement includes other clauses normally used in this kind of transactions.

b) Indirect Guarantees

During the year 2001, Forestal Tornagaleones S.A., became joint debtor and guarantee in favor of Banco Dresdner Bank and of Banco Security for the credits obtained by its subsidiary Forestal Argentina S.A. Such loans were used to financing new plantations, the purchase of properties and the restructuring of a financial debt.

On March, 18, 2004, Masisa S.A., controller shareholder of Forestal Tornagaleones S.A., replaced the corporation as guarantee of the credit for US$6,000,000, currently reduced to the amount of US$4,000,000, granted by Dresdner Lateinamerika Bank A.G. to the subsidiary Forestal Argentina S.A. Furthermore, the credit granted by Banco Security to the subsidiary Forestal Argentina S.A. forces Forestal Tornagaleones S.A. to the fulfillment of the same obligations of the corporation as guarantee of the credit granted by Dresdner Lateinamerika Bank A.G. to the subsidiary Forestal Argentina S.A.

As a result of the above mentioned, Forestal Torngaleones S.A., is forced to the fulfillment of some obligations that are normal for this kind of operations, among which are the following:

  Keep a equity capital not minor than USD 80,000,000,
  Keep a leverage lower or equal to 0.4 times;
  Keep an equity and long term credits ratio, regarding the fixed asset, equal or superior than 1; and,
  Keep an EBITDA and financial expenses ratio, superior or equal to 1.5 times.

All these obligations are fulfilled at the date of the current financial statements.

c) Trials

On the 2004 accounting period, Forestal Tornagaleones S.A. had a trial against it in compensation for damages. The plaintiff claims for CH$404,000,000 because of damages in lands of his property made by, in opinion of the plaintiff, Forestal Tornagaleones S.A. On September 22, 2003, an initial sentence was given limiting the scope of claimed damages but the amount of compensation was not determined. The sentence was appealed by the Company and on January 9, 2004, the Appeals Court of Valdivia reviewed the lawsuit against the Company, revoked the sentence and rejected it in its entirety with costs. On January, 31, 2005, the plaintiff presented a replenish recourse in the Supreme Court, that was also rejected by that court on March, 7, 2005. Without further appeals, the corporation is collecting the costs proceeding from such trial.

Masisa S.A.

a) Local bonds issuance and placement

The contract relating to the issuance and placement of the bonds by Masisa in the local market establishes for Masisa and its subsidiaries certain obligations that are normal for this type of transaction. Among the terms and conditions specifically indicated in the respective bond issuance contract are: the maintenance of insurance covering the principal assets according to industry standards; providing to the bond holders a copy of the individual and consolidated financial statements, both quarterly and annually, of the issuer and its subsidiaries that correspond to the rules applicable to public corporations, and copies of risk classification reports; maintain current the accounting of the issuer and its subsidiaries; conduct arms length transactions with its subsidiaries; prohibits providing financing to any entity of the group that is not the issuer or subsidiary of the issuer; maintain on a quarterly basis, beginning December 31, 2003, a level of indebtedness, defined as the ratio of liabilities to shareholders equity, and measured using the values provided in both its consolidated and individual financial statements, no greater than 0.9 times, according to the terms and conditions that are established in the bond issuance contracts, respectively.

b) Indirect Guarantees

On March 18, 2004, the Company became a co-debt holder and signatory to Banco Dresdner for the loan received from the said bank in 2001 by the Company’s subsidiary Forestal Argentina S.A. The loan was designated for financing of new plantations, the purchase of land and the restructuring of its financial debt. As of the same date, the loan agreement was modified and establishes for Masisa S.A. as guarantor, certain normal obligations for this type of agreement.

Masisa Overseas Ltda.

The Company and its subsidiary Masisa Argentina S.A. and Maderas y Sintéticos de México S.A. de C.V., had granted loans subscribed by the subsidiary Masisa Overseas Ltd. This loans establishes the fulfillment of some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

  Maintenance of Properties needed for the normal course of business.
  The forbiddance to giving some guarantees over their assets, with the exception of the ones that existed at the time the agreement was signed and others like pledges over new assets in the normal course of business.
  The fulfillment of the “Covenants” established in other loans agreements of the Company and/or its subsidiaries - “Cross default”.
  The forbiddance to sell, rent, transfer or other kind of alienation of the company’s assets with the exception of the ones the company commercialize in their ordinary course of business and those assets sells at markets values.
  The forbiddance to make some speculative transactions over commodities and/or forwards., and, other “Covenants” individualized afterwards.

The obligations relative to financial indexes must be calculated over a consolidated financial statement basis

1.- Private Placement

In connection with loans obtained in a private placement in the United States, by the Company subsidiary, Masisa Overseas Ltd, Masisa S.A. is committed to maintain certain obligations that are normal in this kind of agreement, such as the ones summarized as follows, in the specific terms and conditions as appears in the respective loan agreement:

  Compliance with all laws
  Maintenance of insurance on properties and businesses
  Maintenance of properties in good repair, working order and condition
  Compliance with financial indexes
  Leverage Ratio not higher than 1

  The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of not less than an amount equal to the sum of ThUS$236,601.
  Financial expenses index not lower than 1.5 ( result before financial expenses and taxes over financial expenses)
  Maintenance of the 100.00% of the ownership in the shareholders’ equity of Masisa Overseas Limited and 66.6% of Masisa Argentina S.A.
  Forbiddance to some transactions with related parties
  Make extensible to the owners of the bonds the new real guarantees that Masisa S.A. and/or their subsidiaries establishes in favor of third parties to guarantee new debts or the ones existing at the day of the contract, with different exceptions, including the ones that have to be make for the normal flow of the business, the ones that have to be make to guarantee the prices account balance of new acquisitions; the ones that are related to letter of Credit, between others.

2.- Comerica Bank

The loan entered by the Company with Comerica Bank for MMUS$15, which as of March, 31, 2005 is for THUS$10,855 establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

  The Company must maintain e insurance over their principal assets following the industry standards.
  The Company must maintain updated accounting books for the parent and its branches companies.
  The Company must follows the current laws and regulations.
  The Company must accomplish and pay all the obligations derivate of loan agreements.
  Maintenance of the normal continuousness of the Company
  The forbiddance to some guarantees over their assets, with the exception of the ones that existed at the time the agreement was signed and others like pledges over new assets in the normal course of business.
  To do transactions with the branch subsidiaries at market conditions.
  The forbiddance to merge the company with any other firm, end or dissolve it, and to sell or rent the full or an important amount of it assets, properties or business, except in the conditions settled in the agreement.
  To limit the indebtedness and lending grants in accordance to the conditions settled in the contract
  The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of not less than an amount equal to MMUS$345.
  The Company must maintain a hedge over financial expenses not lower than 3 .
  The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed 1 to 1.
3.- Banco de Chile

The loan entered by the Company with The Banco de Chile for MMUS$15, which as of March, 31, 2005 is for THUS$13,059 establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

  The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed 1 to 1.
  The Company must maintain a hedge over financial expenses not lower than 3 .
  The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of not less than an amount equal to MMUS$345.
  The forbiddance to sell, rent, transfer or other kind of alienation of the company’s participation in the property of its subsidiaries, except in the conditions settled in the agreement.
  The forbiddance to giving some guarantees over indispensable assets for the normal course of business, except in the conditions settled in the agreement.

4.- The Bank of Nova Scotia

The loan entered by the Company with The Bank of Nova Scotia for MMUS$25, which as of March, 31, 2005 is for THUS$13,059 in which Scotiabank Sud Americano acted as agent, establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

  The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed 1 to 1.
  The Company must maintain a hedge over financial expenses not lower than 3 .
  The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of not less than an amount equal to UF 14,800,000.
  The forbiddance to sell, rent, transfer or other kind of alienation of the company’s participation in the property of its subsidiaries, except in the conditions settled in the agreement.
  The forbiddance to giving some guarantees over indispensable assets for the normal course of business, except in the conditions settled in the agreement.
  The forbiddance to grant loans to its shareholders for operations out of the normal course of the business.

The credit contracts of Masisa Overseas Ltd. Before individualized, establish acceleration clauses en case of noncompliance with any of its obligations.

Masisa Argentina S.A.

The parent society has granted loans obtained by its subsidiary Masisa Argentina S.A.. This loans establishes some obligations that are normal in this kind of agreements, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreements. The obligations related to financial indexes must be calculated over a consolidated basis.

1.- Rabobank Nederland

The loan entered by Masisa Argentina S.A. with Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) for MMUS$12.5, establishes for the parent Masisa S.A. and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement: Maintenance of the normal continuousness of the Company, maintenance of Properties needed for the normal course of business, the Company must follows the current laws and regulations, send opportunely the financial information of the Company, the Company must maintain e insurance over their principal assets following the industry standards, the Company must maintain a Leverage Ratio not higher than 0,9 times, the Company must maintain a hedge over financial expenses not lower than 3; The Company must maintain Consolidated Tangible Net Worth of not less than an amount equal to MMUS$345, the forbiddance to some guarantees over their assets except in the conditions settled in the agreement, to do transactions with related parties at market conditions, forbiddance to make loans to any entity of the entrepreneurial group which is not the issuing company or any of its subsidiaries or allied.

2.- Banco de Crédito e Inversiones

The loan entered by Masisa Argentina S.A. with Banco de Crédito e Inversiones for MMUS$12.5, establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement: Maintenance of the normal continuousness of the Company, send opportunely the financial information of the Company, the Company must maintain e insurance over their principal assets following the industry standards, the Company must maintain a Leverage Ratio not higher than 0,9 times, the Company must maintain a hedge over financial expenses not lower than 3, the Company must maintain Consolidated Tangible Net Worth of not less than an amount equal to MMUS$345, the forbiddance to some guarantees over their assets except in the conditions settled in the agreement.

Inversiones Coronel Limitada

Dated may 30th 2002, was received from the Servicio de Impuestos Internos (Taxes Government Office) a liquidation of THCH$406,545 due to supposed differences in the determination of the income taxes. The Company have not made provisions accounts for this concept due to that, in aggregate the advisers considers that the claim presented by the company contains the necessary elements to leave without effect that liquidation.

Forestal Argentina S.A.

On March 18, 2004, Masisa S.A., began to be joint debtor and guarantee in support of Dresdner Bank for the loan granted by this bank the year 2001 to the subsidiary company Forestal Argentina S.A. This loan was used to finance new plantations, new land acquisitions and the financial debt restructuring. On the same date, the credit contract was modified. In this way, as of this date, the credit contract establish for Masisa S.A. as the guarantee, certain obligations, that are commonly established in these kind of procedures.

This table resumes the contingencies and covenants and guarantees assumed by the company

Institution	Debtor		Guaranty Type	Compromised Assets		Outstanding amount as of the end of the period		Liberation of guarantees
	Name	Relation		Type	Account value	03/31/2005	03/31/2004	03/31/2006	Assets	03/31/2007	Assets	03/31/2008	Assets
Direct Guarantees
Raboinvestments Chile S.A.	Forestal Tornagaleones S.A.	Subsidiary	Mortgage	Equity	13,238	13,238	14,203	3,238		4,500		5,500
Indirect Guarantees
Security Bank	Forestal Argentina S.A.	Subsidiary	Parent Guaranty	Net Worth	1,404	1,404	2,342	937		467		0
Dresdner Bank Lanteiamerica	Forestal Argentina S.A.	Subsidiary	Parent Guaranty	Net Worth	4,052	4,052	6,052	2,052		2,000		0
Comerica Bank	Masisa Overseas Ltd.	Subsidiary	Parent Guaranty	Net Worth	10,885	10,885	15,171	4,456		4,286		2,143
The Bank of Nova Scotia	Masisa Overseas Ltd.	Subsidiary	Parent Guaranty	Net Worth	25,212	25,212	25,133	7,712		7,500		10,000
Private Placement	Masisa Overseas Ltd.	Subsidiary	Parent Guaranty	Net Worth	37,096	37,096	46,400	10,096		9,000		9,000
Banco de Chile New			Parent Guaranty
York Branch	Masisa Overseas Ltd.	Subsidiary		Net Worth	13,059	13059	15,176	4,509		4,300		4,250
Itaú BBA-ACC	Masisa do Brasil Ltda.	Subsidiary	Parent Guaranty	Net Worth	0	0	2,052	0		0		0
ABN Amro Bank	Masisa do Brasil Ltda.	Subsidiary	Parent Guaranty	Net Worth	0	0	2,423	0		0		0
Banco del Desarrollo	Masisa Argentina S.A.	Subsidiary	Parent Guaranty	Net Worth	1,519	1,519	4,521	1,519		0		0
Banco de Credito e Inversiones	Masisa Argentina S.A.	Subsidiary	Parent Guaranty	Net Worth	12,678	12,678	0	178		2,778		2,778
Rabobank Nederland	Masisa Argentina S.A.	Subsidiary	Parent Guaranty	Net Worth	12,660	12,660	0	1,410		2,500		2,500
Rabobank Ireland PLC	Masisa Argentina S.A.	Subsidiary	Parent Guaranty	Net Worth	0	0	28,544	0		0		0
BankBoston	Masisa Argentina S.A.	Subsidiary	Parent Guaranty	Net Worth	0	0	72	0		0		0
BankBoston N.A.	Masisa Argentina S.A.	Subsidiary	Parent Guaranty	Net Worth	0	0	433	0		0		0
Fleet National Bank	Masisa Argentina S.A.	Subsidiary	Parent Guaranty	Net Worth	0	0	503	0		0		0

NOTE 24 –LIENS OBTAINED FROM THIRD PARTIES

Masisa S.A.

The Company has received guarantees, such as pledges, mortgages, endorsements of loan insurance policies, special mandates, surety bonds to guarantee repayment to clients and fulfillment of obligations related to the Company’s business activities amounting to THUS$4,911 (THUS$8,662 in 2004).

Forestal Tornagaleones S.A.

Forestal Tornagaleones has received guarantees to secure repayment to clients and fulfillment of obligations related to the Company’s business activities amounting to THUS$752 at March 31, 2005. (THUS$680 in 2004).

NOTE 25 – NATIONAL AND FOREIGN CURRENCY

a) Assets

The breakdown of all foreign currency accounts is as follows:

		Amount

Account	Currency	03/31/2005	03/31/2004

Cash	Chilean pesos	1,458	150
Cash	Dollar	1,824	3,736
Cash	Argentine pesos	252	355
Cash	Real	6,241	795
Cash	Mexican pesos	1,547	1,168
Cash	New sol	0	7
Cash	Others money	515	0
Time deposit	Dollar	21,595	300
Negotiable securities	Chilean pesos	922	0
Account receivable	Chilean pesos	15,930	14,945
Account receivable	Dollar	15,500	24,876
Account receivable	Argentine pesos	1,526	1,098
Account receivable	New sol	0	17
Account receivable	Real	14,575	13,187
Account receivable	Others money	576	0
Account receivable	Mexican pesos	19,736	13,310
Notes receivable	Chilean pesos	2,872	3,052
Notes receivable	U.F.	96	0
Notes receivable	Dollar	2,000	45
Notes receivable	Argentine pesos	2,085	1,304
Notes receivable	Nuevo sol	0	3,820
Notes receivable	Mexican pesos	1,324	0
Sundry debtors	Chilean pesos	2,378	2,804
Sundry debtors	U.F.	41	0
Sundry debtors	Dollar	2,683	1,019
Sundry debtors	Argentine pesos	984	792
Sundry debtors	New sol	0	18
Sundry debtors	Real	2,568	975
Sundry debtors	Mexican pesos	139	82
Sundry debtors	Euro	0	485
Notes and accounts receivable from related companies	Chilean pesos	2,950	0
Notes and accounts receivable from related companies	Dollar	5,804	3,152
Notes and accounts receivable from related companies	Others money	89	0
Notes and accounts receivable from related companies	Argentine pesos	16	0
Notes and accounts receivable from related companies	Mexican pesos	1,988	0
Inventories	Chilean pesos	4,875	4,701
Inventories	Dollar	90,617	71,223
Recoverable taxes	Chilean pesos	772	700
Recoverable taxes	Dollar	4,246	2,748
Recoverable taxes	Argentine pesos	5,595	4,802
Recoverable taxes	New sol	0	95
Recoverable taxes	Real	0	269
Recoverable taxes	Mexican pesos	1,661	1,581
Prepaid expenses	Chilean pesos	3,469	3,092

Prepaid expenses	Dollar	685	481
Prepaid expenses	Argentine pesos	421	352
Prepaid expenses	New sol	0	79
Prepaid expenses	Real	734	1,129
Prepaid expenses	Mexican pesos	11	79
Prepaid expenses	U.F.	744	0
Deferred taxes	Chilean pesos	598	513
Others currents assets	U.F.	126	0
Others currents assets	Dollar	0	28,524
Fixed assets	Chilean pesos	92,658	85,296
Fixed assets	Dollar	542,688	547,791
Investments in other companies	Chilean pesos	0	6
Investments in other companies	Dollar	56	4
Goodwill	Dollar	1,313	1,391
Negative goodwill	Dollar	(1,729)	(1,829)
Long term receivables	Dollar	4,209	481
Long term receivables	Argentine pesos	137	189
Long term receivables	Real	0	512
Notes and accounts receivables from related companies	Dollar	597	2,997
Others	Chilean pesos	474	429
Others	U.F.	801	5,409
Others	Argentine pesos	115	703
Others	Dollar	7,441	989
Others	Mexican pesos	42	785
Total Assets

	Chilean pesos	129,356	115,688
	Dollar	699,529	687,928
	Argentine pesos	11,131	9,595
	Real	24,118	16,867
	Mexican pesos	26,448	17,005
	New sol	0	4,036
	Others money	1,180	0
	U.F.	1,808	5,409
	Euro	0	485

 b) Liabilities

		Until 90 days				90 days to 1 year
		03/31/2005		03/31/2004		03/31/2005		03/31/2004
			Annual		Annual		Annual		Annual
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

Due to banks and financial institutions short/term	U.F.	0	0	3,610	2.19%	0	0	0	0
Due to banks and financial institutions short/term	Dollar	0	0	5,070	2.45%	1,519	3.59%	11,622	3.63%
Due to banks and financial institutions short/term	Real	0	0	4,475	15.75%	0	0	0	0
Short/term portion of long/term liabilities to banks and financial institutions	U.F.	2,524	6.70%	0	0	0	0	2,360	6.70%
Short/term portion of long/term liabilities to banks and financial institutions	Dollar	6,778	3.90%	32,308	7.55%	17,869	3.90%	8,095	2.7%
Short/term portion of long/term liabilities to banks and financial institutions	Argentine pesos	0	0	8	0	0	0	64	0
Short term portion of long term Bond	U.F.	1,427	5.32%	1,327	0	0	0	0	0
Short term portion of long term Bond	Dollar	0	0	10,400	8.06%	10,096	8.06%	0	0
Long/term liabilities due within one year	Dollar	28	0	75	0	0	0	245	0
Dividends payable	Chilean pesos	0	0	199	0	0	0	0	0
Accounts payable	Dollar	166	0	0	0	0	0	0	0
Accounts payable	Chilean pesos	9,098	0	6,748	0	0	0	0	0
Accounts payable	Dollar	6,728	0	6,408	0	0	0	0	0
Accounts payable	Argentine pesos	3,197	0	1,987	0	0	0	0	0
Accounts payable	Real	4,672	0	3,203	0	0	0	0	0
Accounts payable	Mexican pesos	7,133	0	2,276	0	0	0	0	0
Accounts payable	New sol	0	0	47	0	0	0	0	0
Accounts payable	Euro	0	0	9	0	0	0	0	0
Accounts payable	Others money	918	0	0	0	0	0	0	0
Notes payable	Argentine pesos	503	0	0	0	0	0	0	0
Sundry creditors	Chilean pesos	62	0	50	0	0	0	0	0
Sundry creditors	Dollar	1,161	0	1,780	0	0	0	0	0
Sundry creditors	New sol	0	0	27	0	0	0	0	0
Notes and accounts payable to related companies	Chilean pesos	0	0	104	0	0	0	0	0
Notes and accounts payable to related companies	Dollar	4,595	0	3,741	0	0	0	0	0
Provisions	Chilean pesos	2,499	0	1,748	0	0	0	0	0
Provisions	Dollar	505	0	0	0	1,068	0	1,107	0
Provisions	Argentine pesos	704	0	589	0	0	0	0	0
Provisions	Real	1,219	0	1,280	0	0	0	0	0
Provisions	Mexican pesos	261	0	464	0	0	0	0	0
Provisions	New sol	0	0	36	0	0	0	0	0
Provisions	Others money	359	0	0	0	0	0	0	0

Withholdings	Chilean pesos	713	0	861	0	0	0	0	0
Withholdings	Dollar	290	0	5	0	0	0	0	0
Withholdings	Argentine pesos	774	0	1,030	0	0	0	0	0
Withholdings	Real	3,514	0	466	0	0	0	0	0
Withholdings	Mexican pesos	150	0	171	0	0	0	0	0
Withholdings	New sol	0	0	3	0	0	0	0	0
Withholdings	Others money	17	0	0	0	0	0	0	0
Income tax	Chilean pesos	1,818	0	0	0	362	0	0	0
Income tax	Argentine pesos	0	0	0	0	1,742	0	0	0
Income tax	New sol	278	0	0	0	0	0	0	0
Income received in advance	Chilean pesos	327	0	3	0	0	0	0	0
Other short term liabilities	Dollar	8	0	0	0	0	0	0	0
Other short term liabilities	Argentine pesos	0	0	9	0	0	0	0	0

Total current liabilities	U.F.	3,951	0	4,937	0	0	0	2,360	0
	Dollar	20,259	0	59,787	0	30,552	0	21,069	0
	Real	9,405	0	9,424	0	0	0	0	0
	Argentine pesos	5,178	0	3,623	0	1,742	0	64	0
	Chilean pesos	14,517	0	9,713	0	365	0	0	0
	Mexican pesos	7,544	0	2,911	0	0	0	0	0
	New sol	278	0	113	0	0	0	0	0
	Euro	0	0	9	0	0	0	0	0
	Others money	1,294	0	0	0	0	0	0	0

Long -Term Liabilities

Present period

The breakdown of all foreign currency accounts is as follows:

		1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

Due to banks and financial institutions	U.F.	1,251	6.70%	0	0	0	0	0	0
							Libor
Due to banks and financial institutions	Dollar	55,640	Libor 180+1.41	10,556	Libor 180+1.41	2.638	180+1.41	0	0
Bonds	U.F.	0	0	72,841	0	0	0	20,606	0
Bonds	Dollar	27,000	0	0	0	0	0	0	0
Sundry creditors	Dollar	25	0	0	0	0	0	0	0
Provisions	Dollar	0	0	0	0	0	0	691	0
Deferred taxes	Dollar	0	0	0	0	0	0	8,275	0
Other liabilities	Dollar	10,906	0	5,311	0	2,894	0	0	0

Total long-term liabilities

	U.F.	1,251	0	72,841	0	0	0	20,606	0
	Dollar	93,571	0	15,867	0	5,532	0	8,966	0

Past period

The breakdown of all foreign currency accounts is as follows:

		1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

Due to banks and financial institutions	U.F.	3,488	6.70%	0	0	0	0	0	0
Due to banks and financial institutions	Dollar	46,060	2.64%	21,893	2.72%	0	0	0	0
Bonds	U.F.	13,644	5.00%	27,288	5.00%	31,393	5.17%	15,052	6.25%
Bonds	Dollar	18,000	8.06%	18,000	8.06%	0	0	0	0
Sundry Creditors	Chilean pesos	16	0	0	0	0	0	0	0
Sundry creditors	Dollar	28	10.50%	0	0	0	0	0	0
Provisions	Dollar	0	0	0	0	0	0	668	0
Deferred taxes	Chilean pesos	0	0	0	0	0	0	2,587	0
Deferred taxes	Dollar	0	0	0	0	0	0	4,818	0
Deferred taxes	Real	0	0	0	0	0	0	3,966	0
Other liabilities	Chilean pesos	0	0	0	0	0	0	1,343	0
Other liabilities	Argentine pesos	0	0	0	0	0	0	1,679	0
Other liabilities	Real	8,110	0	1,043	0	0	0	0	0

Total long-term liabilities

	U.F.	0	0	0	0	0	0	0	0
	Dollar	0	0	0	0	0	0	0	0
	Chilean pesos	0	0	0	0	0	0	0	0
	Real	0	0	0	0	0	0	0	0
	Argentine pesos	0	0	0	0	0	0	0	0

NOTE 26 – SANCTIONS

During the period covered by these financial statements, the Superintendencia de Valores y Seguros no has not applied any type of sanction to the Company, nor to its Directors or the Chief Executive Officer of the Company.

NOTE 27 – SUBSEQUENT EVENTS

· April, 12, 2005.
On the Extraordinary Meeting of Shareholders, which was on April, 12, 2005, the following agreements were taken:

a) The completion of the merger by incorporation of Masisa S.A. into Terranova S.A., subject to the fulfillment of the following conditions: i) that the amount to be paid by Masisa S.A., as result of the withdrawal right made by the shareholders dissenting from the merger above mentioned, does not exceed US$ 6,000,000; ii) the approval by the Extraordinary Meeting of Shareholders of Terranova S.A. made on April, 13, 2005, of the merger by incorporation of Masisa S.A. into Terranova S.A., and iii) that the amount to be paid by Terranova S.A., as a result of the withdrawal right made by the shareholders dissenting of the merger above mentioned, in its case, does not exceed US$10,000,000. As a result of the merger, Terranova S.A., as surviving entity, will assume all the assets and liabilities of Masisa S.A. according to the individual audited Financial Statements and other financial statements audited on December, 31, 2004, succeeding it in all its rights and obligations.

b) The share exchange rate in which the shareholders of Masisa S.A. will receive 2.56 new shares of Terranova S.A. for each share of Masisa S.A. they own.

c) As a result of the merger and dissolution of Masisa, the end of the current program of American Depositary Shares (ADS) registered on the New York Stock Exchange (NYSE) and that the valid Masisa ADS will be replaced by new ADS of Terranova registered in the New York Stock Exchange (MYS).

d) According to the article 69 of the Corporations Law, the approval by the Shareholders Meeting of the above mentioned merger, grants the dissenting shareholders the right of retiring of the Corporation. The price to be paid for share is the weighted average price of the stock exchange transactions of the share during the preceding two months from the day of the Shareholders Meeting and will be informed at the appropriate time to the shareholders according to the law.

· April, 12, 2005.-

On Extraordinary Shareholders Meeting of Masisa S.A., made on April, 12, 2005.

a) The payment of an obligatory minimum definitive dividend, with charge to the distributable net profit of the accounting period finished on December, 31, 2004, for a total amount of US$ 12,440,666.47, equivalent to 30% of the distributable net profit of the 2004 accounting period. Therefore, the obligatory minimum dividend will be US$ 0.013398459 for share.

The obligatory minimum dividend will be paid on April, 27, 2005 and the shareholders registered on the Masisa S.A. Shareholders Register on April, 21, 2005 will have the right to it. This dividend will be paid in pesos, according to the “dólar observado” exchange rate published on the Diario Oficial on April, 22, 2005.

b) The payment, subject to the fulfillment of the conditions indicated as follows, of an additional definitive dividend and an incidental dividend for the total amount of US$54,000,000, which is breakdown as follows:

i. an additional definitive dividend, with charge to the distributable net profit of the accounting period finished on December, 31, 2004, for a total amount of US$29,028,221.76, equivalent to 70% of the distributable net profit of the 2004 accounting period. Therefore, the additional definitive dividend will be US$0.03126307 for share, and

ii. an incidental definitive dividend, with charge to the Masisa S.A. undistributed profits to December, 31, 2004, for a total amount of US$ 24,971,778.24. Therefore, the incidental definitive dividend will be US$ 0.026894326 for share.

c) The payment of such additional definitive dividend and the incidental one will be subject to the fulfillment of the following conditions:

i. the approval by the Masisa S.A. Extraordinary Shareholders Meeting, to be realized on this date, of the merger by incorporation of Masisa S.A. into Terranova S.A.

ii. that the amount paid by Masisa S.A., as result of the retire right made by the dissenting shareholders of the merger above mentioned, in its case, does not exceed US$6,000,000;

iii. the approval by the Terranova S.A. Extraordinary Meeting of Shareholders, to be made on April, 13, 2005, of the merger by incorporation of Masisa S.A. into Terranova S.A., and

iv. that the amount paid by Terranova S.A., as result of the retire right made by the dissenting shareholders of he merger above mentioned, in its case, does not exceed US$10,000,000.

d) In the case of verifying the conditions above mentioned, the additional definitive dividend and the incidental dividend will be paid on May, 27, 2005 and will have the right to them the shareholders registered on the Masisa S.A. Shareholders Register on May, 19, 2005. Such dividends will be paid in pesos, according the “dólar observado” exchange rate published on the Diario Oficial on may, 20, 2005.

Within the period between March, 31, 2005 and the issuance date of the current financial statements, there is no knowledge of other significant facts affecting the financial situation of the company.

NOTE 28 – ENVIRONMENTAL

The company focuses its environmental policies through 2 perspectives,

1) Legal Aspects

On this scope is included all the related with permission requests, authorizations and certificates regarding the environmental area, and also the regularization of the considerations that could be pending.

2) Environmental management and Eco-Efficiency

Under the concept that each process may be improved through a responsible and adequate environmental management, the company is constantly evaluating and developing projects to reduce cost and wastes in its production processes to accomplish the efficient manage of the resources, and finally, the implementation of the Environmental Management System Certification under international standards.

The company has committed the following investments in its operating processes related to the environmental subject, Current Projects as of March,31, 2005.

Projects	Budget	Amount	Amount 2005
	MUS$	MUS$	MUS$

Current	2,282	2,129	127
Completed during 2005	545	516	6
Completed during 2004	2,621	1,493	0

Disbursements by country:

Masisa Chile

Project	Budget	Amount Invested	Invested 2005	Status
	MUS$	MUS$		03/31/2005	Objective

SCS Implementation and Certification	40	34	0	In progress
Mud press material washing water	26	24	0	Completed 2004	Water Pollution Reduction

	66	58	0

The implementation and certification of ISO 14.001 of the environmental processes of all the industrial plants. The development and compliance evaluation of SGA with norms ISO 14.001 was done by Det Norske Veritas and accredited by the Dutch organism RVA.

Project	Budget	Amount Invested	Invested 2005	Status
	MUS$	MUS$		03/31/2005	Objective

ISO 14001 projects, Chiguayante Plant	52	38	0	Completed 2004	Company does not pollute the environment
ISO 14001 projects, Mapal Plant	73	71	0	Completed 2004	Company does not pollute the environment
ISO 14001 projects, Ranco plant	73	73	0	Completed 2004	Company does not pollute the environment
ISO 14001 projects, Puschmann plant	26	22	0	Completed 2004	Company does not pollute the environment

	224	204	0

Masisa Argentina

Project	Budget	Amount Invested	Invested 2005	Status
	MUS$	MUS$		03/31/2005	Objective

Tertiary treatment of industrial affluent of the MDF line	30	30	0	Completed 2004	Recovery all the effluents treated in process
Implementation of ISO 14.001 norms at Concordia Plant	92	91	0	Completed 2004	Company does not pollute the environment
Production facilities ventilation system	95	95	0	Completed 2004	Improve work space
Thermal oil networks unification	20	20	0	Completed 2004	Minimize fossil fuel consumption
Dust conversion of Erratic boiler	140	60	60	Valid	Avoid contamination by pollution
Trucks entry change	140	128	0	Completed 2005	Avoid contamination by pollution
Sieving of filters discharge	25	23	0	Completed 2005	Avoid wood dust dispersion
Slope Chipper	150	155	12	Valid	Make use of industrial wastes

	692	602	72

Masisa do Brasil

Project	Budget	Amount Invested	Invested 2005	Status
	MUS$	MUS$		03/31/2005	Objective

SGA ISO 14.001 Implementation and Certification	147	138	0	Completed 2004	Certification ISO 14.001. Company does not pollute the environment.
Sewage treatment network expansion	44	43	0	Completed 2005
Store improvement	4	4	0	In progress	Various safety and environmental betterments
Ponta Grossa Plant betterments	155	105	0	In progress	Various safety and health betterments
SGI – ISO 14001 and OSAS 18001 betterments	235	227	5	Completed 2005	Company does not pollute the environment
Use of wood residuals in place of natural gas	1,075	1,025	0	In progress	Use of renewable energy instead of non renewable energy.

	1,660	1,542	5

Masisa México

Project	Budget	Amount Invested	Invested 2005	Status
	MUS$	MUS$		03/31/2005	Objective

Isolation of thermal oils ducts in presses L-1 and L-2	6	10	0	Completed 2004	Reduce fire hazard risk
Change of low cyclone chains L-1 and L-2	15	12	0	Completed 2004	Pollution reduction
Change of sifted feeder L-1	10	9	0	Completed 2004	Pollution reduction
Change in ducts and tops with leaks of L-1 and L-2	12	11	0	Completed 2004	Pollution reduction
shavings
L-2 dryer – L-1 dry silo connection	767	766	0	Completed 2004	Reduction of diesel consumption
					pollution reduction
Reduction of formaldehyde emissions of presses L-1 and	70	71	0	Completed 2004	Reduction of emissions in working area
L-2
L-1 dust burning control	10	12	0	Completed 2004
Shavings transportation to L-1 dryer	15	12	0	Completed 2005	Pollution reduction
Implementation and Certification of SGA and OHSAS	75	75	0	Completed 2005	Company does not pollute the environment
18.000 security systems.
Installation of natural light in roof	16	8	1	Completed 2005	Reduce the consumption of energy

	996	986	1

Forestal Argentina

Project	Budget	Amount Invested	Invested 2005	Status
	MUS$	MUS$		03/31/2005	Objective

SGA implementation	80	101	22	In progress	ISO 14.001 certification. Company does not pollute the environment

	80	101	22

Forestal Tornagaleones

Project	Budget	Amount Invested	Invested 2004	Status
	MUS$	MUS$		03/31/2005	Objective

SGA ISO 14.001Implementation and Certification and OHSAS 19.00	638	645	33	In progress	Certification ISO 14.001

	638	645	33

REASONED ANALYSIS

A. COMPARATIVE ANALYSIS OF THE MAIN OBSERVED TRENDS

Liquidity ratios	Mar-31-05	Mar-31-04	Dec-31-04

Current liquidity	2.57	1.86	2.76
Acid Ratio	0.36	0.06	0.27

The change on the liquidity ratios are mainly explained by the reduction of financing liabilities with resources generated on the operation.

Indebtedness Indexes	Mar-31-05	Mar-31-04	Dec-31-04

Total debt/Equity capital	62.10%	72.61%	62.40%
Short term Debt/Total Debt	30.31%	34.23%	27.08%
Long term Debt/Total Debt	69.69%	65.77%	72.92%
Financial Expenses Coverage	3.85	3.32	3.91

The Total Debt index on Equity Capital shows a reduction with regard to March, 2004, mainly due to the reduction on the financial debt and the increase of the equity capital value on the concepts Other Reserves and Undistributed Profits.
The ratio of the short term debt was increased due to the payment of the maturities of the financing debt with resources generated in the operation.
The improvement of the financial expenses coverage index regarding the previous year is mainly explained by the increase of the consolidated operational result, which is analyzed on the following paragraphs.

Activity Indexes	Mar-31-05	Mar-31-04	Dec-31-04

Total of Assets	893,570	857,013	888,845
- Investments	9,520	5,722	23,947
- Transfers	1,093	-	1,432

Inventory Turnover	0.80	0.86	3.42
Inventory Permanence	112.50	104.39	105.16

The total assets of the company during 2004, were mainly increased by the bigger investment on working capital required to an operation with bigger volumes, and the investment on fixed assets on improvement projects and increase on operating capacity.
The inventory indexes show an increase on the turnover, due to the sales increment and to a better management on the distribution chain.

Results Indexes	Mar-31-05	Mar-31-04	Dec-31-04

Exploit incomes	104,580	87,861	397,312
- Domestic Market	76,412	62,815	285,027
- Foreign Market	28,168	25,046	112,285
Exploit costs	(76,392)	(65,460)	(277,872)
- Domestic Market	(54,648)	(47,250)	(205,515)
- Foreign Market	(21,744)	(18,210)	(72,357)
Operational Results	15,673	11,634	71,089
Financial Expenses	(3,927)	(4,248)	(16,892)
Non-operational Results	(4,467)	(1,762)	(21,858)
R.A.I.I.D.A.I.E.	22,405	20,905	93,913
Profits after Taxes	7,361	8,280	41,569

The operational result of the company has been increased compared to the previous year. This increase is mainly due to the bigger volumes placed and the prices recovery on the main markets of the company and to the increment on the export to USA of products with a bigger added value:

- Regarding the first quarter of the year 2204, the sales in Mexico increased 39.7%, the particle, MDF and OSB boards increased 17.1% and the average sale prices, in dollars, have remained steady.
- Regarding the first quarter of the year 2004, the sales in Brazil increased 15.9%, the volumes of MDF and OSB boards reduced 16.5%, and the average sale prices, in dollars, increased 33.7% .
- Regarding the first quarter of the year 2004, the sales in Argentina increased 44%, the volumes of particle and MDF boards increased 22.6%, and the average sale process, in dollars, increased 16.2% .
- Regarding the first quarter of the year 2004, the sales in Chile have increased 8%, the volumes of particle and MDF boards reduced 14%, and the average sales prices, in dollars increased 24.4% .
- Regarding the first quarter of the year 2004, the sales in USA have increased 27.5%, the volumes of MDF and OSB moldings commercialized increased 76.9% and 33.2% respectively. The prices of the moldings increased 21.3% and the prices of OSB reduced 30.2%

It is important to mention that the export costs include the Depletion (Consumo de Materia Prima Propia (CMPP)). The Depletion corresponds to the historical cost of the forest that is being harvested. Under the Chilean accounting regulations, this cost reduces the operational result; however, it does not represent a cash expense for the company.

The depletion for the analyzed periods is detailed as follows:

Depletion	Mar-31-05	Mar-31-04	Dec-31-04

	MUS$	MUS$	MUS$

Chile	430	388	1,612
Argentina	460	464	2,116
Brazil	338	292	787
Total	1,228	1,144	4,515

     The non-operational result shows an important reduction regarding the previous year, which is mainly due to an exchange rate differential associated to the debt of the company in U.F., and the change of a passive position in non-dollar currency to an active position in non-dollar currency into the compared periods.

Profitability Index	Mar-31-05	Mar-31-04	Dec-31-04

Equity capital Profitability	1.47%	1.83%	9.12%
Asset Profitability	0.83%	0.96%	4.74%
Operational Assets Return	1.79%	1.38%	8.24%
Profit per share	0.01	0.01	0.04
Dividends Return	0.65%	2.49%	0.63%

     The profitability indexes, together, show the effect of the increment of the operational result regarding the same period of the previous year, increment mainly explained by the improvement on the operational result explained in the previous paragraph.

B. DESCRIPTION AND ANALYSIS OF THE CASH VARIATIONS AND EQUIVALENT CASH

MAIN FLOWS OF THE PERIOD	Mar-31-05	Mar-31-04	Dec-31-04

OBTAINED RESOURCES:	138,370	104,454	554,613

Collection Debtors by Sales	132,305	96,706	471,920
Financial Incomes	355	2,101	2,151
Dividends and other distributions received	-	-	-
Other Incomes Received	4,617	3,935	10,867
Share issuance	-	-	-
Loans obtainment	-	1,710	39,374
Bonds with the public	-	-	-
Obtainment of other loans of related companies	-	-	-
Other financing sources	-	2	2
Fixed Asset Sales	1,093	-	1,432
Other Investments Sales	-	-	-
Collection of other loans to related companies	-	-	131
Other Incomes of investment	-	-	28,736
APPLIED RESOURCES	126,582	117,713	551,828
Providers Payment	107,930	90,079	387,899
Interest Paid	1,116	2,014	14,923
Income Tax Paid	1,129	1,020	5,136
Other expenses paid	800	383	2,977
VAT Paid	2,974	2,353	13,518
Dividends payment	-	-	3,825
Loans payment	3,113	16,142	90,197
Payment of Bonds with the public	-	-	9,000
Payment of expenses for issue and placement of bonds with the public	-	-	-
Fixed Assets Purchase	9,094	4,992	21,571
Capitalized interests	426	730	2,376
Other loans to related companies (minus)	-	-	406
Increase (Reduction) of Funds	11,788	(13,259)	2,785

Observing the flows, it could be noticed an important increase on the Collection by Sales, which is mainly explained by the increase of the sales in Chile, Brazil, Mexico and Argentina, compared with the same period of the previous year. In its turn, we can notice the increase on the providers payment due to the bigger purchase volumes required for the growing activity. Other incomes received mainly correspond to returns of export Value Added Taxes.
The smaller debt payments during the first quarter of the year 2005 are due to the reform of the debt at the end of the year 2003. The fresh resources were available for reducing part of the short term debts.

C. ACCOUNTING AND ECONOMIC VALUES OF ASSETS AND LIABILITIES

     The main assets of the company are related to its productive plants located in Chile, Argentina, Brazil and Mexico, which are valued according to accounting principles generally accepted. The studies usually made by the company to analyze the economic value of its productive plants show that such values at least cover the respective book values.

D. ANALYSIS OF THE MOST IMPORTANT VARIATIONS OF THE PERIOD

     The company makes its business in different markets, mainly focused in Chile, Argentina, Brazil, Mexico and USA. Due to this, the sales and financial performance of the company are exposed to the characteristic conditions of each of these markets. The following table explains the distribution of the consolidated sales, grouped by target market.

Sales Distribution
according to the Target Market

Mar-31-05	Mar-31-04	Dec-31-04

Chile	23%	26%	24%
Argentina	11%	9%	11%
Brazil	21%	22%	22%
Mexico	18%	15%	14%
EEUU	11%	11%	14%
Others	15%	17%	14%
Total	100%	100%	100%

Comparing the distribution of sales of the analyzed periods, in the current period it could be noticed an important increase on the Argentina and Mexico participation, which is explained by the higher dynamism of those economies and the commercial management, which allows to increase the volumes commercialized in such markets.

During the last years, Masisa S.A. has been increasing the diversification of its market risks through the expansion of its productive and commercial operations to other countries. That is the reason of having plants in Chile, Argentina, Brazil and Mexico. The company also has its own commercial operations in Peru and Ecuador and exports to several countries in America, Asia and Europe. In this way, the company avoids the exposition to the risk of a particular market.

The company also faces in its markets the risk of an eventual enhancement of the competitors or the appearance of new actors in the market of boards. Masisa S.A. considers it has solid positions on each market where it directly participates, which allows to keep profitable and growing operations. However, the company could not assure that these conditions does not change in the future with the entrance of new participants or the enhancement of the competitors in the markets where it participates. In order to face these risks, the company focus its efforts in actions tending to keep its leadership in costs, keep a strong distribution chain, constantly improve its products offer and obtain brand recognition, among others.

The company has exposure, on its assets and liabilities, to the variations of the value of foreign currency or currencies different from the functional currency –currency in which is made the accounting (dollars). The existence of assets and liabilities in no dollar currency is mainly due to the operations of the company in the local markets, to the activities of domestic sales, to activities of investment on assets purchased in the local market and to the obtainment of internal financing. The balances in no dollar currency and/or denominated in a currency different from the functional currency –currency in which is made the accounting- on the analyzed periods were the following:

Summary of assets and liabilities in no dollar currency
(express in thousands of American dollars)

	Mar-31-05	Mar-31-04	Dec-31-04

Assets	194,041	169,085	184,936
Liabilities	185,832	216,322	156,010
Active (passive) position	8,209	(47,237)	28,926

E. RISK ANALYSIS

Risk Factors Analysis

During the normal course of its business, the company faces different risk factors, of market, financing and operational, among others

Financing and exchange rate risk

The management of the company also establishes policies to manage the financial risk through the use of derived instruments such as swaps, forwards, options or futures, in order to cover the exchange rate and the interest rates fluctuation risks.

The company does not use derived instruments for speculative purposes.

Operational risk

In the normal course of its business, Masisa S.A. faces risks of raw material supplying, specially chemical resins and wood, which are most relevant elements for its production processes. In order to minimize this risk, the company has long-term agreements with providers of chemical resins. It is also main stockholder of Forestal Tornagaleones S.A., which has plantations in Chile and Argentina. Additionally, it keeps a policy of spread its supply of wood wastes, reducing the dependence of individual providers.

As part of the normal course of its business, the company could face risks of damages on its plants, risks of losses on its warehouses, third parties damages, legal contingencies, commercial risks and others. The management of the company try to identify these risks if possible in order to avoid their occurrence, minimize the adverse potential effects and/or cover through insurance.

OUTSTANDING FACTS

· March, 24, 2005.
a) Dated March, 24, 2005, the U.S. Securities and Exchange Commission, regulatory organization of the U.S stock exchanges ("SEC"), approved the registration of Terranova S.A. ("Terranova"), corporation registered in the Securities Record under the Nº 825 and parent company of Masisa, as likewise, of American Depositary Receipts ("ADRs") and the shares of Terranova represented by the ADRS.

b) Such registration is made in the course of the proposal to the merger by incorporation of Masisa into Terranova (the “Merger”), as long as Masisa has a valid ADRs program. The Terranova ADRs will be completely destined to the current ADRs holders of Masisa if the Merger is approved, to the effects of making the correspondent share interchange.

c) Considered all the above mentioned and according to the indicated by essential fact on August, 26 2004, the Board of Directors of Masisa gathered on extraordinary meeting made on March, 25, 2005, agreed to convoke to an Extraordinary Meeting the shareholders of Masisa on April, 12, 2005, at 12:00 hours, on the offices located in José Manuel Balmaceda N0 8050, Valdivia, in order to such meeting discuss about the Merger. Likewise, the Board of Directors agreed to convoke and Ordinary Meeting of Shareholders, to be made on the same date and place above mentioned, at 10:00 hours.

d) The sending to that Superintendencia (Supervisor), to the Stock Exchange and to the shareholders the convoking letters indicating the specific subjects to be discussed on such meetings, was made on March, 28, 2005, the same date when the first notice of ordinary and extraordinary meeting will be published on the Diario Austral.

· April, 1, 2005.-
On the meeting dates March, 30, 2005, the Board of Directors agreed:

a) Submit for the approval of the Ordinary Meeting of Shareholders of the Corporation, the payment of an obligatory minimum definitive dividend, with charge to the distributable net profit of the accounting period finished on December, 31, 2004.

b) The total amount of the dividend proposed to be distributed is the amount of US$12,440,666.47, equivalent to 30% of the distributable net profit of the 2004 accounting period, that achieved the amount of US$ 41,468,888.23. Therefore, the total dividend for share will be US$ 0.013398459.

c) It was agreed to propose to the Meeting that the dividend will be paid on April, 27, 2005m therefore, if it is approved such dividend by such Meeting, the shareholders registered on the Masisa S.A. Shareholders Register on April, 21, 2005 will have right to them.

d) Likewise, it will be proposed that the dividend be paid on Chilean pesos, according to the “dólar observado” exchange rate published on the Diario Oficial on April, 22, 2005.

e) The notice in virtue of which will be communicated to the shareholders the agreement taken by the meeting regarding this dividend and its payment conditions, will be published on the Diario Austral of Valdivia at the appropriate time, without detriment to it will be also informed as essential fact.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masisa S.A. (formely known as Terranova S.A.).
as sucessor to the Registrant

Date: July 20, 2005	By:	/s/ Patricio Reyes U.

Patricio Reyes U.
General Counsel